SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 1, 2013

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____________

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. 2013 Annual Report

ANNUAL REPORT

2013

PRANA Biotechnology Limited ANNUAL REPORT 2013

Contents

Chairman’s Letter	2

Review of Operations	4

Intellectual Property Report	16

Directors’ Report	19

Corporate Governance Statement	29

Auditors’ Independence Declaration	36

Annual Financial Report	37

Statement of Comprehensive Income	38

Statement of Financial Position	39

Statement of Changes in Equity	40

Cash Flow Statement	41

Notes to the Financial Statements	42

Directors’ Declaration	71

Independent Auditor’s Report	72

Shareholder Information	74

Corporate Directory	77

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PRANA Biotechnology Limited ANNUAL REPORT 2013

Chairman’s Letter

I am pleased to present the 2013 Annual Report, at a time when the Company is nearing a major milestone in our journey towards tackling neurodegenerative diseases.

When we began the new financial year, Prana had started two critical studies – the IMAGINE trial for Alzheimer’s Disease (AD) and Reach2HD for Huntington’s Disease (HD). During the year both were fully recruited, the HD trial was completed, and we are now expecting completion of the AD trial in December 2013. We also received approval to commence an Extension study for the AD trial allowing participants who have competed 12 months of treatment to continue.

Promising results in either trial will mark a new highlight in the history of Prana.

Success in the Alzheimer’s IMAGINE trial will have an enormous impact on Prana. It will also be important for the pharmaceutical industry and patients. Drug development for Alzheimer’s is very difficult, there are no existing treatments for the disease, and in recent years many high profile drugs under development have failed.

As a result, if the Alzheimer’s IMAGINE trial is successful our drug has the potential to be one of the greatest hopes we have for this terrible disease, which is growing rapidly among the ageing populations of the developed world. Not only does AD have a devastating impact on individuals and their families, the financial costs of AD, and dementia more broadly, are staggering. The World Alzheimer’s Association has reported that the global cost of dementia is about $600 billion every year, and growing. By 2050, more than 115 million people are predicted to be living with dementia across the globe. In Australia alone, 1700 new cases of dementia are diagnosed every week, which is roughly one person every six minutes.

Of great importance to Prana, this year the United States Food & Drugs Administration (FDA) has created a faster pathway for Alzheimer’s drugs, such as PBT2, to get approved. If a drug has been shown to be safe, FDA Industry Guidance on Early Stage AD Trial Designs provides an “accelerated approval mechanism” under 21 CFR 314.510 – meaning that “a valid and reliable cognitive assessment used as a primary efficacy measure will support marketing approval”. This could significantly reduce the commercialisation pathway for Prana.

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PRANA Biotechnology Limited ANNUAL REPORT 2013	Chairman’s Letter

These public policy changes have also shifted the focus towards early diagnosis and early intervention. Since Prana’s drug has been shown to have a positive impact on Executive Function, which occurs as a precursor to dementia, we are well-placed to be considered for this fast-track approval process.

For the Reach2HD trial in Huntington’s Disease, success will be measured firstly by the safety profile of our drug PBT2. I am encouraged that 95% of partcipants in the trial remained on the trial throughout the 6 month trial period. Also, at no time did the independent Data Safety Monitoring Board recommend any changes to the treatment or dosing protocol of our trials. Secondly, whilst not primary end points in this trial, we will be looking for clinical efficacy signals that will assist us to design the crucial Phase 3 studies to allow us to progress PBT2 along the commercialization path to treat Huntington’s Disease.

Our Huntington’s Disease trial is very important, given the paucity of treatments available for this crippling disease. There is just one drug approved for treating HD (Tetrabenazine), and this only works on motor symptoms - there are no treatments approved for the cognitive or behavioural symptoms of the disease.

This year also saw Prana progress our lead drug candidate for treating Parkinson’s Disease. PBT434 has shown positive results in animal models, and the data was presented at two international conferences, receiving a warm reception from the science community. A £150,000 grant from Parkinson’s UK was also a great validation for our work in Parkinson’s and other Movement disorders, adding value to work conducted under a grant from The Michael J Fox Foundation.

In addition to progressing our clinical trials, Prana has continued to focus on running a successful and sustainable business, and maintaining strong relationships with our investors. This year we held many investor meetings in Australia, the United States, Asia and Europe, ensuring we have strong base of funding to continue our work.

We also expanded our team in preparation for next year’s commercialisation push.

Dr Peter Smith has been engaged to drive business development for PBT2 globally. Dr Smith is a seasoned senior executive in the biotechnology industry with substantial experience in negotiating global licensing deals, finance and operational roles. He was CEO of Alchemia from 2006 until earlier this year.

Dr Sue Foran was appointed Head of Toxicology. Dr Foran was previously Head of Toxicology at Circadian Limited and prior to that, held senior roles at several large pharmaceutical companies.

These appointments strengthen a team which continues to deliver impressive clinical and business results. I would like to thank our staff for their passion and hard work, which has been critical in reaching this exciting point in the Company’s journey.

I would also like to thank our investors for supporting Prana and believing in our mission. We continue to work towards our goal of ending the suffering of millions of people living with neurodegenerative diseases such as Alzheimer’s and Huntington’s diseases, and we are getting ever closer to achieving that goal.

Best Wishes,

Geoffrey Kempler

Chairman and CEO

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PRANA Biotechnology Limited ANNUAL REPORT 2013

Review of Operations

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PRANA Biotechnology Limited ANNUAL REPORT 2013	Review of Operations

Key Events Summary

By the end of the calendar year 2012, Prana completed enrolment in its two Phase II trials with our lead Metal Protein Attenuating Compound (MPAC), PBT2. In November, the ‘IMAGINE’ trial completed recruitment in a 12 month study in patients with prodromal or mild Alzheimer’s Disease (AD). The study is being supported in part by the New York based Alzheimer’s Drug Discovery Foundation (ADDF). Forty-two patients were randomized to receive either 250mg of PBT2 or placebo once daily. The study will assess the effect of PBT2 on brain beta-amyloid deposits and brain activity using Positron Emission Tomography (PET) imaging techniques. Notably, the screening intake criterion required patients to have a required level of amyloid deposition prior to entering the trial as measured by PET. The study will also measure cognitive endpoints as assessed by the Neuropsychological Test Battery (NTB) and functional endpoints as assessed by the Alzheimer Disease Cooperative Study-Activities of Daily Living Scale (ADCS – ADL). IMAGINE is on target to be completed by the end of 2013 and to report results in first quarter 2014.

Late in December 2012, Prana’s Phase IIa study in early to mid-stage Huntington’s Disease (HD) completed enrolment. One hundred and nine patients were randomized to receive either 250mg, 100mg or placebo once daily for the six month ‘Reach2HD’ trial. The study will assess safety and tolerability of PBT2 together with cognitive, motor, behavioral and functional changes in HD patients. A small sub-study within Reach2HD will be investigated for the effects of PBT2 on brain metal iron mapping using Magnetic Resonance Imaging (MRI). In addition, possible biomarkers of HD will be assessed from plasma and urine samples. This study is the first clinical trial with PBT2 in this patient population. Reach2HD is projected to report results in early 2014.

Both the Reach2HD and the IMAGINE clinical trials are conducted under the governance of a Data Safety Monitoring Boards (DSMB). The DSMB is an independent group of experts who review the accumulated safety data in ongoing clinical trials, in order to safeguard the interests and safety of participating patients. During the conduct of the HD and AD trials to date, the respective DSMB’s have met and maintained their recommendation to continue the protocols as planned.

On November 29th, 2012 the New York Academy of Sciences held a symposium entitled, “Targeting Metals in Alzheimer’s and Other Neurodegenerative Disease”. Featured presenters included, Dr. Rudy Tanzi, the Joseph P. and Rose F. Kennedy Professor of Neurology at Harvard University, Dr Steven Hersch of Massachusetts General Hospital and Harvard Medical School, Dr Dan Tardiff of the Whitehead Institute of Medical Research and Assoc. Professor Robert Cherny, Prana’s Head of Research. The presentations provided an in depth review of the role metals may play in the causative events leading to the neuropathology that drives Alzheimer’s Disease, Parkinson’s Disease and Huntington’s Disease. Prana’s potentially disease modifying therapeutic strategy involving the design of small molecules to restore the balance of transition metals in the brain (that are critical for neuronal function) and reduce the accumulation of aggregated target proteins was discussed. Multimedia presentations of the speaker’s slides, audio and written meeting summary is available by linking to www.nyas.org/MetalsandAD-eB.

Also in November, Prana scientists, Assoc. Professor Robert Cherny, Prana’s Head of Research and Assoc. Professor David Finkelstein, Head of the Synaptic Neurobiology Laboratory at the Florey Institute of Neuroscience and Mental Health received an Australian National Health and Medical Research Council (NHMRC) grant to study the benefits of PBT434 in a program entitled, “Identifying the mechanisms of action of a novel 8-hydroxy quinazolinone in models of Parkinson’s Disease”. The program will help elucidate some of the innate mechanisms of action of PBT434 which may help inform Prana’s research and development programs.

Previously we have announced that The Michael J. Fox Foundation (MJFF) provided a grant to support the pre-clinical characterization of our Parkinson’s Disease (PD) compound, PBT434. The program is entitled, “PBT434, a novel neuroprotective drug for Parkinson’s Disease; completion of pre-clinical studies to enable human clinical trials” and is part of MJFF’s Pipeline Program to support its Therapeutic Development Initiative. Research supported by this grant was undertaken through the 2013 calendar year and included various preclinical toxicology studies which were all successful: a clear genotoxicity report and successful safety pharmacology studies. The next step, to investigate the maximum tolerated dose in animals is underway with PBT434. In March 2013, research results on PBT434 were presented at the 11th International Conference on Alzheimer’s and Parkinson’s Disease in Florence, Italy and also at the 11th International Basal Ganglia Society Meeting in Eilat, Israel.

In December, we announced the publication of the paper entitled, “PBT2 extends lifespan, reduces striatal atrophy and improves motor performance in a transgenic mouse model of Huntington’s Disease” in the Journal of Huntington’s Disease. This paper describes how PBT2 significantly improved functional performance of transgenic mice in the R6/2 model as a consequence of the neuroprotective properties of PBT2 in regulating certain metal mediated events in the brain. The work underpins the ongoing Reach2HD trial in Huntington’s Disease patients.

During March 2013, Prana scientist, Assoc. Professor Paul Adlard, presented a paper entitled, “Metal Chaperones are novel therapeutic agents for tauopathy”. The findings presented exemplified that the ability of PBT2 to intercede in aberrant metal and target protein interactions and to correct abnormal metal distribution in the brain, result in PBT2 being able to prevent the formation of ‘tangle like’ inclusions in neurons. Such ‘Tau tangles’ can cause neuronal death. This work builds upon the knowledge that PBT2 can prevent the metal mediated toxic gain of function of target proteins such as Abeta and tau to form harmful aggregates in the brain. The data was generated in transgenic mouse model of tauopathy and demonstrated a significant decrease in tau tangle formation, a significant increase in cortical and hippocampal neurons and a significant increase in cognitive performance as measured a the Y-maze.

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PRANA Biotechnology Limited ANNUAL REPORT 2013	Review of Operations

In June 2013, Prana science was highlighted at the 17th Movement Disorders Congress of Parkinson’s Disease and Movement Disorders, in Sydney, Australia. Professor Colin Masters, Director of The Mental Health Research Institute at the Florey Institute of Neuroscience and Assoc. Professor David Finkelstein, Head of the Parkinson’s Disease Laboratory, also at the Florey, presented data showing that PBT434 is able to prevent the aggregation of the alpha synuclein protein target in Parkinson’s and other movement disorders.

With the first patients successfully completing the 12 month IMAGINE trial, Prana sought approval for an open label 12 month extension study through the Austin Health Human Research Ethics Committee and was granted that approval early July 2013. All patients in the extension study, whether originally assigned placebo or 250mg per day PBT2 on the IMAGINE study, will receive 250mg per day. At the end of the extension study all participants will have a PET, MRI scans to determine the amyloid burden, brain activity and volumetric changes. In addition, cognitive and functional measures will be assessed. Accordingly this trial will permit us to study the long term effects with PBT2 administration over either 24 or 12 months.

Drug Development and Research

Clinical Trial Development

By the end of 30 June 2013, Prana’s lead MPAC, PBT2 had progressed on schedule in its two Phase II trials in neurodegeneration. The ‘Reach2HD’ trial in patients with early to mid stage Huntington’s Disease completed enrollment in December 2012 and in July 2013 the completion of the trial was announced. In parallel, the ‘IMAGINE’ trial in patients with mild or prodromal Alzheimer’s Disease also completed enrollment late in 2012 and the study is on track for completion by the end of the 2013 calendar year and to be reported first quarter 2014.

As PBT2 advances across these two trials, the safety and tolerability profile of PBT2 continues to be expanded and enriched. Indeed, with the successful clinical progress of PBT2 to date, work is being undertaken to prepare the way for prospective Phase III development to reduce development time to market. Such work includes additional pre-clinical modeling and the initiation of large scale manufacture for Phase III.

In addition to PBT2, planning is well advanced to progress our next development MPAC, PBT434, into ‘first in man’ clinical trials by the end of 2014. PBT434 is being positioned for future proof of concept Phase II clinical trials in a variety of Movement disorders including Parkinson’s Disease and an array of more niche neurodegenerative Movement disorders with high unmet need. During the coming year, other novel MPACs from our 900 strong MPAC library will be profiled for suitability for future clinical development.

With the PBT2, PBT434 and drug screening programs, the company continues its mission to offer differentiated disease modifying therapies with orally available ‘first in class’ or ‘best in class’ MPACs in neurodegeneration. The clinical development in Alzheimer’s Disease coupled with smaller, unmet ‘orphan diseases’ such as Huntington’s Disease, reflects Prana’s commitment to build a company with increased breadth and depth in its pipeline.

The Reach2HD Clinical Trial

This Phase II trial has been conducted under an Investigational New Drug Application (IND) that was approved by the FDA for this Phase IIa clinical trial in early to mid-stage Huntington’s Disease (HD) patients in the United States and Australia. The double-blind, placebo controlled trial will assess a wide range of safety and efficacy outcomes in a cohort of 109 HD patients treated with 250mg PBT2, 100mg PBT2 or placebo over six months.

Efficacy measures include the effect of PBT2 on cognition, motor function, behavior and functional activities. Similar to Alzheimer’s Disease, HD is characterized by the buildup of toxic protein aggregates, loss of normal neuronal metal homeostasis and metal induced oxidative stress. As such, biomarkers of oxidative stress and mutant huntingtin protein aggregation will be assessed. In addition, Reach2HD has included a small sub study wherein brain imaging using magnetic resonance (MRI) was performed on patients to assess volumetric changes as well as iron distribution mapping.

Reach2HD was conducted across 20 sites in the United States and Australia in collaboration with the US based Huntington Study Group located at the University of Rochester, New York. Throughout the study, an independent Data Safety Monitoring Board met to review the patient’s safety and tolerability of the study drug. At each meeting the Board concluded that the study could proceed without any need to change the protocol to accommodate any safety concerns. The trial was completed on time and is projected to report results in early 2014.

The rapid recruitment into the trial reflects the encouragement and support from patient advocacy groups, clinicians and the patient population for the development of a potential disease modifying strategy in a disease where only symptomatic treatments with limited utility are available.

The IMAGINE Clinical Trial

The trial was approved under the Australian Therapeutic Goods Administration (TGA) Clinical Trial Notification (CTN) scheme. The double-blind, placebo controlled trial will investigate the effect of PBT2 on the beta amyloid protein aggregation in the brains of 40 mild or prodromal Alzheimer’s patients by using PET brain imaging techniques. Approximately two thirds of patients will receive 250mg PBT2 and one third will receive placebo over twelve months.

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PRANA Biotechnology Limited ANNUAL REPORT 2013	Review of Operations

It has been shown in animal studies that metals such as zinc and copper can induce the formation of beta amyloid protein aggregates in the brain and that treatment with PBT2 can both inhibit the aggregate formation and promote the degradation of these toxic aggregates. The brain imaging will enable our scientists to investigate if PBT2 lowers the ‘burden’ of these aggregates or amyloid in the brain, measure any changes in brain volume and also determine whether brain metabolic activity is improved. Based on the previously published significant improvement in Executive Function in our Phase IIa trial in mild AD patients treated with 250mg PBT2, the IMAGINE trial will also investigate any improvements in Executive Function in the patients as assessed by the Neuropsychological Test Battery (NTB) and also for any improvement in measures of daily functional activity.

The IMAGINE trial is being conducted in and around Melbourne, Australia at five sites and is on track to be completed by the end of the 2013 calendar year. The study is being supported in part by the New York based Alzheimer’s Drug Discovery Foundation through a US$700,000 project based investment.

The IMAGINE-extension Clinical Trial

Similar to our experience with the Reach2HD study, the IMAGINE program has been met with enthusiasm and encouragement from clinicians and patient groups at a time when the need to develop effective treatments to decrease patient suffering and community burden has become even more pressing. Due in part to this interest, a twelve month open label extension trial is being offered to all participants completing the IMAGINE study. Each patient, whether initially on 250mg or placebo in the IMAGINE study will be placed on 250mg PBT2 for the ensuing 12 months extension study. As such, the ‘IMAGINE-ext’ study will provide the opportunity to examine the long term impact of PBT2 of up to 104 weeks on brain amyloid burden, a measure not affected by placebo control.

The extension study will enable us to explore the impact of PBT2’s mechanism in a mild AD patient population over the longer term. PBT2’s MPAC mechanism involves a subtle repartitioning of transition metals (Zn, Cu and Fe) away from the amyloid plaques and oligomers which in turn promotes the disaggregation of Aβ oligomers and the amyloid plaques. In addition to reducing the overall ‘amyloid burden’ of the brain, an important consequence of PBT2’s mechanism is that the transitional metals can be made available to neurons to facilitate improved neurotransmission and overall neuronal function. The extension study of 52 weeks coupled with the IMAGINE study of 52 weeks, will enable us to better understand if the MPAC activity is cumulative and persistent, vital questions to address disease modifying potential.

PBT2 is a FDA drug, whilst the sample size proposed for the extension study is relatively small; it is a unique opportunity to undertake a ‘cross over’ or delayed start trial design. Indeed, the FDA’s Centre for Drug Evaluation and Research (CDER) has recently released a Draft Guidance for Industry document entitled ‘Alzheimer’s Disease: Developing Drugs for the Treatment of Early Stage Disease’ (February 2013). Importantly, the IMAGINE clinical trial and the Extension trial fit neatly within the criteria outlined in the Draft Guidance for the development of drugs for the treatment of the earlier stages of AD. Both trials incorporate cognition and functional outcome measures, in addition to biomarkers, consistent with the recommendations of the Guidance document. Importantly, the FDA indicated its willingness to consider accelerated approvals for those trials with a just a single primary endpoint of significant cognitive benefit to patients. Whilst this Guidance paper is not binding, it does signal the intent of the FDA to promote acceleration of novel agents capable of effecting clinically meaningful cognitive benefit in early stage disease to market - potentially reducing the development time of AD drugs by several years.

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PRANA Biotechnology Limited ANNUAL REPORT 2013	Review of Operations

Prana’s Research

Alzheimer’s Disease

During the year many groups around the world published on the central role that metals can play in disease pathology and moreover, the role of impaired metal homeostasis in neurodegenerative disorders. As mentioned in the above Key Events Summary, the growing acknowledgement of the role in metals in amyloid based disease such as Alzheimer’s, Huntington’s, Parkinson’s and Prion diseases was on show at the November 29th 2012, New York Academy of Sciences symposium entitled, “Targeting Metals in Alzheimer’s and Other Neurodegenerative Disease”. More recently Prana scientists demonstrated that metal dyshomeostasis plays an important role in the toxic gain of function by beta amyloid to produce toxic oligomers and brain plaques, and also the promotion of tau protein to form toxic neurofibrillary tangles in Alzheimer’s Disease. Treatment with PBT2 in animal models of the disease have demonstrated that the ability of PBT2 to compete with beta amyloid and tau protein for metals facilitates both the disaggregation of the toxic aggregates and enables restoration for these otherwise ‘trapped metals’ back into neurons – promoting improved function.

Huntington’s Disease

Similarly in Huntington’s Disease research it has been shown that PBT2 can compete with the metals bound to the mutant huntingtin protein. We hypothesize that by removing the key metals such as copper from the protein, disaggregation and clearance of the protein from the brain is facilitated. Transgenic HD mouse modeling (R6/2) has demonstrated that PBT2 can significantly improve motor function, coordination and survival. To further this research, Prana has initiated a research collaboration with Dr. Steven Hersch, Professor of Neurology at the Massachusetts General Hospital, Boston. During 2013 and 2014 Professor Hersch will investigate the effect of PBT2 on another transgenic mouse model (CAG140) focusing on changes in mutant huntingtin protein levels and CNS oxidative stress markers as well as changes in brain pathology and behaviour.

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PRANA Biotechnology Limited ANNUAL REPORT 2013	Review of Operations

Parkinson’s Disease & Movement disorders

The continued successful performance of PBT434 in multiple Parkinsonian animal models, was published during the year as mentioned in the Key Events Summary. In particular, Prana scientists presented data demonstrating that PBT434 was shown to reduce the aggregation of a key protein, alpha-synuclein, implicated in the pathology of Parkinson’s Disease (PD). PBT434 reduced the accumulation of this target protein and significantly preserved the target tissue in PD – the substantia nigra - resulting in improved motor coordination and function. It is hypothesised that PBT434 is able to reduce the iron overload burden in the substantia nigra and reduce the toxic gain of function of alpha-synuclein.

In the coming year, Prana scientists will investigate whether PBT434 can demonstrate improvements in other, ‘atypical’ PD neurodegenerative movement disorder disease states that are typified by the accumulation of alpha-synuclein.

During 2012 and 2013 we successfully completed the program grant work under The Michael J Fox Foundation to investigate the genotoxicity and safety pharmacology of PBT434. In 2013 and 2014 we will continue the pre-clinical development of PBT434 through toxicological studies. PBT434 has successfully advanced from lab scale production to pilot larger scale manufacture to service the needs of the pre-clinical development and prospective Phase I trials.

Brain Cancer

During 2013 and 2014 Prana’s lead MPAC for brain cancer, PBT519 together with numerous chemical variants of PBT519 have been screened for anti-cancer activity in collaboration with the U.S. government sponsored National Cancer Institute (NCI) for potency and selective anti-cancer activity. The results have helped direct the generation of a substantial number of novel chemical structures that may be profiled in the future for anti-cancer activity.

MPAC Discovery and Drug Screening Program

The MPAC chemical library comprises over 900 MPACs of various chemical scaffolds. These scaffolds are being explored in a dedicated screening program to assess structure functional activity relationships and potential utility as back up compounds for our current lead drugs. Or for development in their own right in various neurodegenerative disorders. Many of the screens used within Prana’s discovery program have been optimised from literature based technology or are proprietary to Prana. During 2013 and 2014 once a compound has been identified with a suitable profile it may be progressed into one or more ‘translational biology’ projects selected from a list comprising; Movement disorders, Huntington’s Disease, traumatic brain injury and brain cancer.

Prana Asset Pipeline

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PRANA Biotechnology Limited ANNUAL REPORT 2013	Review of Operations

Results of Operation

The Company reported a loss for the year of A$7,787,242 (2012: A$5,239,469). The loss is after fully expensing all research and development costs.

Other Income

We had other income of A$4,488,526 for the year ended June 30, 2013 relating to eligible research and development activities, on which we are entitled to a 45% refundable tax offset under an Australian Government tax incentive, introduced on July 1, 2011. We had other income of A$2,340,851 for the year ended June 30, 2012 relating to eligible research and development activities.

Research and development expenses

Our research and development expenses consist primarily of expenses for contracted research and development activities conducted by third parties on our behalf. Research and development expenses also include costs associated with the acquisition, development of patents and salaries and fees paid to employees and consultants involved in research and development activities.

Our research and development expenses (including research and development expenses paid to related parties) increased to A$7,946,005 for the year ended June 30, 2013 from A$4,228,719 for the year ended June 30, 2012, an increase of A$3,717,286, or 87.91%. The increase in research and development expenses in the year ended June 30, 2013 is primarily attributable to the initiation of patient enrolment into the Phase II “Reach2HD” Huntington’s Disease clinical trial in April 2012 with full recruitment achieved by the end of the 2012 calendar year. Accordingly, during the year ending June 30, 2013 Prana was required to pay substantial patient fees, clinical research organisation milestones and associated running costs of a fully recruited trial. In addition, during the year ending June 30, 2013 recruitment for the Phase II Alzheimer’s’ Disease “IMAGINE” trial was completed and similarly Prana incurred increasing patient, clinical research organisation and running costs. We anticipate during the fiscal year 2014 our research and development expenditure will be directed to the completion and reporting of these Phase II studies, the conduct of an extension study to IMAGINE and pre-Phase III development and manufacturing costs. In addition, we plan to continue the pre-clinical development of our lead Parkinson’s Disease and other Movement Disorders MPAC candidate compound, PBT434.

Corporate personnel expenses

Our personnel expenses consist of directors’ fees, salaries and benefits paid to employees and officers and equity-based payments awarded to directors, officers and employees.

Corporate personnel expenses increased to A$2,556,243 for the year ended June 30, 2013 from A$1,858,562 for the year ended June 30, 2012, an increase of A$697,681, or 37.54%. The increase in corporate personnel expenses in the 2013 fiscal year is primarily attributable to an increase in equity-based compensation in the form of options and shares issued to directors, employees and consultants. In the 2013 fiscal year, we expensed A$915,473 in respect of equity-based payments to directors, consultants and employees compared to A$309,691 in the 2012 fiscal year.

Financial Position and Capital Resources

As at June 30, 2013, the Company had cash reserves of A$13,346,760, compared to A$5,636,469 at June 30, 2012. For the years ended June 30, 2013 and 2012, we incurred an operating loss of A$7.8 million and A$5.2 million, respectively, and an operating cash outflow of A$8.0 million and A$6.8 million, respectively.

We believe that Australian Government tax incentive scheme relating to eligible research and development activities, introduced on July 1, 2011, will provide us with significant benefits in future years. Such eligible R&D activities include but are not limited to:

•	Core activities, which are experimental activities whose outcome cannot be known or determined in advance, but can only be determined by applying a systematic progression of work;

•	Core activities conducted for the purpose of generating new knowledge (including new knowledge in the form of new or improved processes and materials); or

•	Supporting activities that are directly related and designed to support the above).

Under the research and development incentive scheme, entities with an aggregated turnover for the income year of less than A$20 million will be entitled to a 45% refundable tax offset. In the year ended June 30, 2013, we recorded A$3,523,938 in other income with respect to funds we will receive in relation to the 2013 financial year under the 2011 research and development incentive scheme.

Cash Flows

Net cash used in operating activities was A$7,951,254, A$6,845,906 and A$4,558,147 during the years ended June 30, 2013, 2012 and 2011, respectively. Our payments to suppliers and employees during the years ended June 30, 2013, 2012 and 2011 were A$10,650,823, A$7,874,010 and A$4,714,503, respectively. The A$1,105,348 increase from the year ended June 30, 2013 compared to the year ended June 30, 2012 reflects our continued maintenance of its research and development programs. The A$2,287,759 increase in net cash used in operating activities in the year ended June 30, 2012 compared to the year ended June 30, 2011 reflects the Company’s progression into two Phase II clinical trials with PBT2. During the years ended June 30, 2013, 2012 and 2011, our payments to suppliers and employees was offset by interest income of A$150,867, A$186,664 and A$156,135, respectively.

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PRANA Biotechnology Limited ANNUAL REPORT 2013	Review of Operations

Prana is listed in both Australia and the USA and is subject to the rules, regulations and guidelines of both ASIC in Australia and the SEC in the USA. The Risk section of the Annual Report has been redesigned to comply with the new Guideline 267 issued by ASIC in March 2013, as well as the requirements of the SEC on US listed companies.

Risks Related To Our Business

We have incurred operating losses and may not be profitable in the future; our plans to maintain and increase liquidity may not be successful.

We have been unprofitable to date and expect to incur losses over the next several years as we expand our drug discovery and development programs and pre-clinical testing and as we conduct clinical trials of our product candidates. Our actual cash requirements may vary materially from those now planned and will depend upon numerous factors, including:

•	the continued progress of our research and development programs;

•	the timing, scope, results and costs of pre-clinical studies and clinical trials;

•	the cost, timing and outcome of regulatory submissions and approvals;

•	determinations as to the commercial potential of our product candidates;

•	our ability to successfully expand our contract manufacturing services;

•	our ability to establish and maintain collaborative arrangements; and

•	the status and timing of competitive developments.

In the years ended June 30, 2012 and 2013, we raised A$3,789,448 and A$3,210,069, respectively, from the sale of our ordinary shares pursuant to our at-the-market offering facility and since June 30, 2013, we raised an additional A$7,310,115, from the sale of our ordinary shares pursuant to such facility. In addition, in the year ended June 30, 2013, we raised A$13,034,746, in private placements and through a Share Purchase Plan (SPP). However, to continue to meet our longer term business objectives, which would include advancement of our research and development programs, we will need to secure additional financing. We may also require additional funds to pursue regulatory clearances, defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We intend to seek such additional funding through public or private financings and/or through licensing of our assets or strategic alliances or other arrangements with corporate partners. The global economic climate could adversely impact our ability to obtain such funding, license our assets or enter into alliances or other arrangements with corporate partners. Any shortfall in funding could result in our having to curtail or cease our operations, including our research and development activities, which would be expected to adversely affect our business, financial condition and results of operations.

We have incurred losses in every period since we began operations in 1997 and reported net losses of A$7,787,242, A$5,239,469 and A$6,431,185 during the fiscal years ended June 30, 2013, 2012 and 2011, respectively. As of June 30, 2013, our accumulated deficit was A$97,931,323. We expect to continue to incur additional operating losses over at least the next several years as we expand our research and development and pre-clinical activities and commence additional clinical trials of PBT2. We may never be able to achieve or maintain profitability.

We are a development stage company at an early stage in the development of pharmaceutical products and our success is uncertain.

We are a development stage company at an early stage in the development of our pharmaceutical products which are designed to treat the underlying causes of degeneration of the brain as the aging process progresses. We have not sufficiently advanced the development of any of our products, including our current lead product candidate, PBT2, to market or generate revenues from their commercial application. Our current or any future product candidates, if successfully developed, may not generate sufficient or sustainable revenues to enable us to be profitable.

We are faced with uncertainties related to our research.

Our research programs are based on scientific hypotheses and experimental approaches that may not lead to desired results. In addition, the timeframe for obtaining proof of principle and other results may be considerably longer than originally anticipated, or may not be possible given time, resource, financial, strategic and collaborator scientific constraints. Success in one stage of testing is not necessarily an indication that the particular program will succeed in later stages of testing and development. It is not possible to predict whether any of the drugs designed for these programs will prove to be safe, effective, and suitable for human use. Each drug will require additional research and development, scale-up, formulation and extensive clinical testing in humans. Unsatisfactory results obtained from a particular study relating to a program may cause us to abandon our commitment to that program or to the lead compound or product candidate being tested. The discovery of toxicities, lack of sufficient efficacy, unacceptable pharmacology, inability to increase scale of manufacture, market attractiveness, regulatory hurdles, competition, as well as other factors, may make our targets, lead therapies or product candidates unattractive for further development or unsuitable for human use, and we may abandon our commitment to that program, target, lead therapy or product candidate. In addition, preliminary results seen in limited human testing may not be repeatable and substantiated in larger controlled clinical trials.

We may experience delays in our clinical trials that could adversely affect our business and operations.

We do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule or at all. Our ability to commence and complete clinical trials may be delayed by many factors, including:

•	government or regulatory delays, including delays in obtaining approvals from applicable hospital ethics committees and internal review boards;

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PRANA Biotechnology Limited ANNUAL REPORT 2013	Review of Operations

•	slower than expected patient recruitment;

•	our inability to manufacture sufficient quantities of our new proprietary compound or our other product candidates or matching controls;

•	unforeseen safety issues; and

•	lack of efficacy or unacceptable toxicity during the clinical trials.

Patient enrollment is a function of, among other things, the nature of the clinical trial protocol, the existence of competing protocols, the size and longevity of the target patient population, and the availability of patients who comply with the eligibility criteria for the clinical trial. Delays in planned patient enrollment may result in increased costs, delays or termination of the clinical trials. Moreover, we rely on third parties such as clinical research organizations to assist us in clinical trial management functions including; clinical trial database management, statistical analyses, site management and monitoring. Any failure by these third parties to perform under their agreements with us may cause the trials to be delayed or result in a failure to complete the trials.

If we experience delays in testing or approvals or if we need to perform more, larger or more complex clinical trials than planned, our product development costs may increase. Significant delays could adversely affect the commercial prospects of our product candidates and our business, financial condition and results of operations.

We rely on research institutions to conduct our clinical trials and we may not be able to secure and maintain research institutions to conduct our future trials.

We rely on research institutions to conduct our clinical trials. Our reliance upon research institutions, including public and private hospitals and clinics, provides us with less control over the timing and cost of clinical trials and the ability to recruit subjects. If we are unable to reach agreements with suitable research institutions on acceptable terms, or if any resulting agreement is terminated, we may be unable to secure, maintain or quickly replace the research institution with another qualified institution on acceptable terms.

We may not be able to complete the development of PBT2 or develop other pharmaceutical products.

We may not be able to progress with the development of our current or any future pharmaceutical product candidates to a stage that will attract a suitable collaborative partner for the development of any current or future pharmaceutical product candidates. The projects initially specified in connection with any such collaboration and any associated funding may change or be discontinued as a result of changing interests of either the collaborator or us, and any such change may change the budget for the projects under the collaboration. Additionally, our research may not lead to the discovery of additional product candidates, and any of our current and future product candidates may not be successfully developed, prove to be safe and efficacious in clinical trials, meet applicable regulatory standards and receive regulatory approval, be capable of being produced in commercial quantities at reasonable costs, or be successfully or profitably marketed, either by us or a collaborative partner. The products we develop may not be able to penetrate the potential market for a particular therapy or indication or gain market acceptance among health care providers, patients and third-party payers. We cannot predict if or when the development of PBT2 or any future pharmaceutical product will be completed or commercialized, whether funded by us, as part of a collaboration or through a grant.

If we do not obtain the necessary governmental approvals, we will be unable to commercialize our pharmaceutical products.

Our ongoing research and development activities are, and the production and marketing of our pharmaceutical product candidates derived from such activities will be, subject to regulation by numerous international regulatory authorities. Prior to marketing, any therapeutic product developed must undergo rigorous pre-clinical testing and clinical trials and, to the extent that any of our pharmaceutical products under development are marketed abroad, by the relevant international regulatory authorities. For example, in Australia, principally the Therapeutics Goods Administration, or TGA, the Food and Drug Administration, or FDA, in the United States; the Medicines and Healthcare products Regulatory Agency, or MHRA, in the United Kingdom; the Medical Products Agency, or MPA, in Sweden; and the European Medicines Agency, or EMEA mandated by the TGAThese processes can take many years and require the expenditure of substantial resources. Governmental authorities may not grant regulatory approval due to matters arising from pre-clinical animal toxicology, safety pharmacology, drug formulation and purity, clinical side effects or patient risk profiles, or medical contraindications. Failure or delay in obtaining regulatory approvals would adversely affect the development and commercialization of our pharmaceutical product candidates. We may not be able to obtain the clearances and approvals necessary for clinical testing or for manufacturing and marketing our pharmaceutical product candidates.

We will not be able to commercialize any current or future product candidates if we fail to adequately demonstrate their safety, efficacy and superiority over existing therapies.

Before obtaining regulatory approvals for the commercial sale of any of our pharmaceutical products, we must demonstrate through pre-clinical testing and clinical studies that our product candidates are safe and effective for use in humans for each target indication. Conducting pre-clinical testing and clinical studies is an expensive, protracted and time-consuming process. Likewise, results from early clinical trials may not be predictive of results obtained in large-scale, later-stage clinical testing. In addition, even though a potential drug product shows promising results in clinical trials, regulatory authorities may not grant the necessary approvals without sufficient safety and efficacy data.

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PRANA Biotechnology Limited ANNUAL REPORT 2013	Review of Operations

We may not be able to undertake further clinical trials of our current and future product candidates as therapies for Alzheimer’s disease, Huntington’s disease, Parkinson’s disease or other indications or to demonstrate the safety and efficacy or superiority of any of these product candidates over existing therapies or other therapies under development, or enter into any collaborative arrangement to commercialize our current or future product candidates on terms acceptable to us, or at all. Clinical trial results that show insufficient safety and/or efficacy could adversely affect our business, financial condition and results of operations.

We may need to prioritize the development of our most promising candidates at the expense of the development of other products.

We may need to prioritize the allocation of development resources and/or funds towards what we believe to be our most promising product or products. The nature of the drug development process is such that there is a constant availability of new information and data which could positively or adversely affect a product in development. We cannot predict how such new information and data may impact in the future the prioritization of the development of our current or future product candidates or that any of our products, regardless of its development stage or the investment of time and funds in its development, will continue to be funded or developed.

Our research and development efforts will be seriously jeopardized if we are unable to retain key personnel and cultivate key academic and scientific collaborations.

Our future success depends to a large extent on the continued services of our senior management and key scientific personnel. We have entered into employment or consultancy agreements with these individuals. The loss of their services could negatively affect our business. Competition among biotechnology and pharmaceutical companies for qualified employees is intense, and we may not be able to continue to attract and retain qualified management, technical and scientific personnel critical to our success. Our success is highly dependent on our ability to develop and maintain important relationships with leading academic institutions and scientists who conduct research at our request or assist us in formulating our research and development strategies. These academic and scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, these collaborators may have arrangements with other companies to assist such companies in developing technologies that may prove competitive to ours.

If we are unable to successfully keep pace with technological change or with the advances of our competitors, our technology and products may become obsolete or non-competitive.

The biotechnology and pharmaceutical industries are subject to rapid and significant technological change. Our competitors in Australia and elsewhere are numerous and include major pharmaceutical companies, biotechnology firms, universities and other research institutions. These competitors may develop technologies and products that are more effective than any that we are developing, or which would render our technology and products obsolete or non-competitive. Many of these competitors have greater financial and technical resources and manufacturing and marketing capabilities than we do. In addition, many of our competitors have much more experience than we do in pre-clinical testing and human clinical trials of new or improved drugs, as well as in obtaining FDA, TGA, MHRA, MPA, EMEA and other regulatory approvals.

We know that competitors are developing or manufacturing various technologies or products for the treatment of diseases that we have targeted for product development. Some of these competitive products use therapeutic approaches that compete directly with our product candidates. Our ability to further develop our products may be adversely affected if any of our competitors were to succeed in obtaining regulatory approval for their competitive products sooner than us.

Acceptance of our products in the marketplace is uncertain, and failure to achieve market acceptance will negatively impact our business and operations.

Our current or future products may not achieve market acceptance even if they are approved by regulatory authorities including the TGA, FDA, EMEA or any other regulatory authority. The degree of market acceptance of such products will depend on a number of factors, including:

•	the receipt and timing of regulatory approvals for the uses that we are studying;

•	the establishment and demonstration to the medical community of the safety, clinical efficacy and/or cost-effectiveness of our product candidates and their potential advantages over existing therapeutics and technologies; and

•	the pricing and reimbursement policies of governments and third-party payors.

Physicians, patients, payors or the medical community in general may be unwilling to accept, use or recommend any of our products.

Our success depends upon our ability to protect our intellectual property and our proprietary technology and to operate without infringing the proprietary rights of third parties.

Any future success will depend in large part on whether we can:

•	obtain and maintain patents to protect our own products and technologies;

•	obtain licenses to the patented technologies of third parties;

•	operate without infringing on the proprietary rights of third parties; and

•	protect our trade secrets, know-how and other confidential information.

Patent matters in biotechnology are highly uncertain and involve complex legal and factual questions. Accordingly, the availability and breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. Any of the pending or future patent applications filed by us or on our behalf may not be approved, or we may not develop additional proprietary products or processes that are patentable or that we will be able to license any other patentable products or processes.

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PRANA Biotechnology Limited ANNUAL REPORT 2013	Review of Operations

Our commercial success will also depend, in part, on our ability to avoid infringement of patents issued to others. If a court determines that we were infringing any third party patents, we could be required to pay damages, alter our products or processes, obtain licenses or cease certain activities. Licenses required under patents held by third parties may not be made available on terms acceptable to us or at all. To the extent that we are unable to obtain such licenses, we could be foreclosed from the development, export, manufacture or commercialization of the product requiring such license or encounter delays in product introductions while we attempt to design around such patents, and any of these circumstances could adversely affect our business, financial condition and results of operations.

We may have to resort to litigation to enforce any patents issued or licensed to us or to determine the scope and validity of third party proprietary rights. We may have to defend the validity of our patents in order to protect or enforce our rights against a third party. Third parties may in the future assert against us infringement claims or claims that we have infringed a patent, copyright, trademark or other proprietary right belonging to them. Any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources and could negatively affect our profitability. While defending our patents, the scope of the claim may be reduced in breadth and inventorship of the claimed subject matter, and proprietary interests in the claimed subject matter may be altered or reduced. Any such litigation, regardless of outcome, could be expensive and time consuming, and adverse determinations in any such proceedings could prevent us from developing, manufacturing or commercializing our products and could adversely affect our business, financial condition and results of operations.

We have limited manufacturing experience with our product candidates. Delays in manufacturing sufficient quantities of such materials to the required standards for pre-clinical and clinical trials may negatively impact our business and operations.

We may not be able to manufacture sufficient quantities of our product candidates in a cost-effective or timely manner. Manufacturing includes the production, formulation and stability testing of an active pharmaceutical ingredient and its formulation into pharmaceutical products, such as capsules or tablets. Any delays in production would delay our pre-clinical and human clinical trials, which could adversely affect our business, financial condition and operations.

We may be required to enter into contracting arrangements with third parties to manufacture our product candidates for large-scale, pre-clinical and/or clinical trials. We may not be able to make the transition from laboratory-scale to development-scale or from development-scale to commercial production. We may need to develop additional manufacturing resources, enter into collaborative arrangements with other parties who have established manufacturing capabilities, or have third parties manufacture our products on a contract basis. We may not have access on acceptable terms to the necessary and substantial financing that would be required to scale-up production and develop effective commercial manufacturing processes and technologies. We may not be able to enter into collaborative or contracting arrangements on acceptable terms with parties that will meet our requirements for quality, quantity and timeliness.

We expect that we will be required to design and develop new synthetic pathways for most, if not all, of the product candidates that we currently intend to develop or may develop in the future. We cannot predict the success of such efforts, the purity of the products that may be obtained or the nature of the impurities that may result from such efforts. If we are not able to obtain an acceptable purity for any product candidate or an acceptable product specification, pre-clinical and clinical trials would be delayed, which could adversely affect the priority of the development of our product candidates, our business, financial condition and results of operations. We also cannot guarantee that the active pharmaceutical ingredient will be suitable for high throughput encapsulation to produce drug products. This may adversely impact the cost of goods or feasibility of market scale manufacture.

We are dependent upon a sole manufacturer of our lead compound, PBT2, and on a sole manufacturer to encapsulate the compound and could incur significant costs and delays if we are unable to promptly find a replacement for either of them.

At this time, we typically rely on a single manufacturer to develop Good Manufacturing Practice, synthetic processes for our lead compounds. Since 2008, our lead compound, PBT2, has been manufactured by Dr. Reddy’s Laboratories Limited, based in Hyderabad, India. This manufacturer enables efficient large scale manufacture of PBT2 to provide drug substance for the current and prospective clinical trials in Alzheimer’s patients and Huntington’s patients. We also rely on a sole manufacturer, Patheon Inc., to encapsulate PBT2. We intend to continue rely on these manufacturers, subject to ongoing appraisal of our manufacturing needs and financial position. We may not be able to promptly find a replacement manufacturer, if required, without incurring material additional costs and substantial delays.

The failure to establish sales, marketing and distribution capability would materially impair our ability to successfully market and sell our pharmaceutical products.

We currently have no experience in marketing, sales or distribution of pharmaceutical products. If we develop any commercially marketable pharmaceutical products and decide to perform our own sales and marketing activities, we will require additional management, will need to hire sales and marketing personnel and will require additional capital. Qualified personnel may not be available in adequate numbers or at a reasonable cost. Further, our sales staff may not achieve success in their marketing efforts. Alternatively, we may be required to enter into marketing arrangements with other parties who have established appropriate marketing, sales and distribution capabilities. We may not be able to enter into marketing arrangements with any marketing partner, or if such arrangements are established, our marketing partners may not be able to commercialize our products successfully. Other companies offering similar or substitute products may have well-established and well-funded marketing and sales operations in place that will allow them to market their products more successfully. Failure to establish sufficient marketing capabilities would materially impair our ability to successfully market and sell our pharmaceutical products.

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PRANA Biotechnology Limited ANNUAL REPORT 2013	Review of Operations

If healthcare insurers and other organizations do not pay for our products, or impose limits on reimbursement, our future business may suffer.

The drugs we hope to develop may be rejected by the marketplace due to many factors, including cost. The continuing efforts of governments, insurance companies, health maintenance organizations and other payors of healthcare costs to contain or reduce healthcare costs may affect our future revenues and profitability and those of our potential customers, suppliers and collaborative partners, as well as the availability of capital. In Australia and certain foreign markets, the pricing or profitability of prescription pharmaceuticals is already subject to government control. We expect initiatives for similar government control at both the state and federal level to continue in the United States and elsewhere. The adoption of any such legislative or regulatory proposals could adversely affect our business and prospects.

Our ability to commercially exploit our products successfully will depend in part on the extent to which reimbursement for the cost of our products and related treatment will be available from government health administration authorities, private health coverage insurers and other organizations. Third-party payors, such as government and private health insurers, are increasingly challenging the price of medical products and services. Uncertainty exists as to the reimbursement status of newly approved health care products and in foreign markets, including the United States. If third-party coverage is not available to patients for any of the products we develop, alone or with collaborators, the market acceptance of these products may be reduced, which may adversely affect our future revenues and profitability. In addition, cost containment legislation and reductions in government insurance programs may result in lower prices for our products and could materially adversely affect our ability to operate profitably.

We may be exposed to product liability claims, which could harm our business.

The testing, marketing and sale of human health care products also entails an inherent risk of product liability. We may incur substantial liabilities or be required to limit development or commercialization of our products if we cannot successfully defend ourselves against product liability claims. We have historically obtained no fault compensation insurance for our clinical trials and intend to obtain similar coverage for future clinical trials. Such coverage may not be available in the future on acceptable terms, or at all. This may result in our inability to pursue further clinical trials or to obtain adequate protection in the event of a successful claim. We may not be able to obtain product liability insurance in the event of the commercialization of a product or such insurance may not be available on commercially reasonable terms. Even if we have adequate insurance coverage, product liability claims or recalls could result in negative publicity or force us to devote significant time, attention and financial resources to those matters.

Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

Cyber attacks or other breaches of network or information technology (IT) security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our research and development operations. In particular, both unsuccessful and successful cyber attacks on companies have increased in frequency, scope and potential harm in recent years. Such an event may result in our inability, or the inability of our partners, to operate the research and development facilities, which, even if the event is for a limited period of time, may result in significant expenses and/or significant damage to our experiments and trials. While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain. In addition, a failure to protect employee confidential data against breaches of network or IT security could result in damage to our reputation. Any of these occurrences could adversely affect our results of operations and financial condition.

We have been subject, and will likely continue to be subject, to attempts to breach the security of our networks and IT infrastructure through cyber attack, malware, computer viruses and other means of unauthorized access. However, to date, we have not been subject to cyber attacks or other cyber incidents which, individually or in the aggregate, resulted in a material impact to our operations or financial condition.

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could adversely affect our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares and ADRs.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, governing internal control and procedures for financial reporting, have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. We may identify material weaknesses or significant deficiencies in our assessments of our internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigations or sanctions by regulatory authorities and could adversely affect our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares and ADRs.

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PRANA Biotechnology Limited ANNUAL REPORT 2013	Review of Operations

Intellectual Property Report

Intellectual Property Developments

Prana has maintained its intellectual property strategy of seeking the broadest possible protection over its drug assets, in the form of ‘composition of matter’ claims and claims to the use of those drugs for the treatment of neurodegenerative diseases. Over the last year Prana has received further approvals from international patent office’s relating to its MPAC patent estate, in particular: our lead Alzheimer’s and Huntington’s Disease MPAC PBT2; our lead MPAC for Parkinson’s Disease and movement disorders, PBT434 and; our lead brain MPAC cancer drug candidate, PBT519.

•	A total of six national phase patent case families protect Prana’s core MPAC technology. The first case is directed to the 8-hydroxyquinoline chemical class which covers PBT2 and other lead 8-hydroxyquinoline compounds. The other five cases are directed to several ‘Follow Up’ or next generation MPAC chemical classes, which comprise MPAC scaffolds that are an alternative to the 8-hydroxyquinoline chemical scaffold. The majority of these patent cases include claims to MPAC compositions of matter and the uses of these compounds in numerous neurological disorders. Notably these cases include composition of matter claims to Prana’s lead MPACs for Parkinson’s disease/movement disorders and brain cancer. All six cases have made further successful progress in their examination through the major international patent offices. In particular:

(i)	In March 2013, Prana received Notice of Grant from the Chinese Patent Office for its key patent protecting PBT2. The Chinese patent, which is entitled, ‘8-hydroxyquinoline derivatives’ covers the composition of matter of selected 8-hydroxyquinoline compounds, including PBT2. Prana also received Grant for the related patent from the Israel Patent Office in February 2013. This case included granted claims to the use of the compounds for the treatment of neurological diseases as well as composition of matter claims for selected 8-hydroxyquinoline compounds, including PBT2.

(ii)	In March and April 2013, Prana received Notice of Grant from the Canadian and European Patent Office’s respectively for its key patent protecting PBT434. The patents, which are entitled, ‘Neurologically Active Derivatives’ covers the composition of matter of selected quinazolinone compounds, including PBT434. These cases also included additional granted claims to the use of the compounds for the treatment of neurodegenerative diseases. Prana has elected to Validate the European patent in 16 major jurisdictions.

(iii)	In March 2013, Prana received Notice of Grant from the European Patent Office for its key patent protecting PBT519 and related pyridopyrimidine compounds in composition of matter claims. Prana has elected to Validate this European patent in 16 major jurisdictions.

(iv)	In May and June 2013, Prana received Notices of Grant from the Chinese and Japanese Patent Office’s respectively for its key patents protecting PBT519. The company also received a Notice of Acceptance of its PBT519 patent from the Australian Patent Office.

(v)	In May 2013, Prana received Notice of Allowance from the Canadian Patent Office for the patent protecting methods of treatment of glioma brain tumours with PBT519 and related pyridopyrimidine compounds. This Canadian case is entitled ‘Use of pyridopyrimidine compounds in the treatment of gliomas’.

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PRANA Biotechnology Limited ANNUAL REPORT 2013

Patent prosecution update

•	The national phase patent family entitled ‘Quinazolinone compounds’, which covers selected novel chemical drug candidates related to PBT434 and their uses for neurological conditions, particularly Parkinson’s Disease continues to be in prosecution in Australia, Europe, Japan and the United States.

•	The patent family of cases filed with co-applicant The General Hospital Corporation and entitled ‘Neurotoxic Oligomers’ has also progressed in major jurisdictions. The cases, relating to both active and passive immunotherapy treatments for Alzheimer’s Disease, are in prosecution in Japan and Canada. Prana received a Notice of Grant from the Chinese patent office during March 2013 for both active and passive immunotherapy treatment claims.

•	The patent family cases entitled ‘Compounds for Therapy and Diagnosis’ continues to be prosecuted in Japan, Canada and Europe. Prana received a notice of Grant from the USPTO in March 2013. This case includes composition of matter claims to novel non-MPAC metallocomplex compounds that are designed to treat Alzheimer’s Disease by binding to the metal binding site of Abeta in the brain. The case also covers the use of these metallocomplexes as imaging agents for Alzheimer’s Disease.

•	An Australian provisional patent application entitled ‘Processes for the preparation of an 8-Hydroxyquinoline derivative’ has been re-filed in January 2013 to cover alternative synthetic routes to selected 8-Hydroxyquinolines.

PATENT	STATUS	INVENTION
“Beta amyloid peptide inhibitors” Filed: July 21, 2000 Applicant: Biomolecular Research Institute and University of Melbourne Assigned to Prana Biotechnology Limited	Patents have been granted in the USA, Canada and Australia.	The invention encompasses claims to specific classes of metallocomplex agents capable of inhibiting binding of specified metal ions to the N-terminus of beta-amyloid and the use of these agents in the treatment of amyloid related conditions including Alzheimer’s Disease.

“Neurotoxic Oligomers” Filed: June 28, 2000 Applicants: Prana Biotechnology Limited and The General Hospital Corporation	Patents have been Granted in Australia, New Zealand, China and the USA (2). Applications are under examination in Canada and Japan. A case has been Granted in Europe and has been validated in separate countries.	The invention is directed to an immunotherapy strategy using or targeting tyrosine cross-linked protein aggregates. The approach may be used in the treatment of Alzheimer’s Disease and other amyloid related conditions.

“8-Hydroxyquinoline Derivatives” Filed: July 16, 2003 Applicant: Prana Biotechnology Limited	Patents in Europe, the USA, New Zealand, Canada, Japan, Russia, Singapore, South Korea, Australia, Israel , China, Mexico and South Africa have been Granted. A patent in Hong Kong has been registered. Applications in India, Brazil and USA (Divisional) are under examination.	The invention is directed to chemical scaffolds of the 8-Hydroxyquinoline MPAC class and their utility in the treatment of neurological conditions.

“Neurologically-Active Compounds” Filed: October 3 , 2003 Applicant: Prana Biotechnology Limited	Patents in the USA, New Zealand, Canada, Japan, Mexico, India, Australia, South Korea, South Africa and Singapore have been Granted. A patent in Europe has been Accepted and is undergoing Validation. Applications in China, USA (divisional), Brazil, Japan and Israel are under examination. A patent in Hong Kong has been registered.	The invention is directed to alternative MPAC chemical structures and their utility in the treatment of neurological conditions.

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PRANA Biotechnology Limited ANNUAL REPORT 2013	Intellectual Property Report

PATENT	STATUS	INVENTION
“Neurologically- Active Compounds” Filed: April 1, 2005 Applicant: Prana Biotechnology Limited	Patents have been Granted in Singapore, Japan, Mexico, Russia, Australia, the USA, China, Canada, Europe, India, Sth Korea, New Zealand and South Africa. Applications in Israeland Brazil are under examination. A patent in Hong Kong has been registered.	The invention is directed to ‘F4’ MPAC chemical structures and their utility in the treatment of neurological conditions and includes Parkinson’s Disease lead compounds.

“Use of Clioquinol for the treatment of Alzheimer’s Disease” Filed: February 13, 1998 Applicant: Prana Biotechnology Limited	A Patent has been Granted in the USA.	This invention is directed to the use of clioquinol for the treatment of Alzheimer’s Disease.

“Pharmaceutical compositions of Clioquinol with B12 for therapeutic use” Filed: February 13, 1998 Applicant: Prana Biotechnology Limited.	A patent has been Granted in the USA.	This invention is directed to clioquinol pharmaceutical compositions comprising B12.

“Use of Clioquinol for the treatment of Parkinson’s Disease” Filed: February 13, 1998 Applicant: Prana Biotechnology Limited.	A patent has been Granted in the USA.	This invention is directed to the use of clioquinol for the treatment of Parkinson’s Disease.

“Method of treatment and prophylaxis and agents useful for same” Filed: April 13, 2007 Applicant: Prana Biotechnology Limited	Patents have been Granted in Australia, Singapore, Europe, Japan, China and New Zealand. An application has been Accepted in South Africa. Applications are under examination in Israel, Canada, the USA, South Korea, India and Brazil. Patents only directed to F4 type chemical structures have been allowed to lapse.	This invention was originally filed to claim the use of MPAC compounds for the treatment of Age related Macular Degeneration. The case has since been divided into two separate applications that each contain composition of matter claims on two different chemical scaffolds.

“A method of prophylaxis or treatment and agents for same”. Filed: June 22, 2007 Applicant: Prana Biotechnology Limited	A patent has been Granted in the USA. Applications have been Accepted in Australia and Canada. Applications are under examination in, China, Europe and Japan.	This invention is directed to novel MPAC compounds and compounds for treating certain brain cancers.

“Compounds for therapy and diagnosis” Filed: December 5, 2008 Applicant: Prana Biotechnology Limited	Patents have been Granted in New Zealand, USA and Australia. Remaining applications in Canada, Europe and Japan are under examination	This invention is directed to anti- amyloid angular metallocomplex compounds for the treatment of Alzheimer’s Disease.

“Processes for the preparation of 8-Hydroxy quinoline Derivatives” Filed: 4 January 2013 Applicant: Prana Biotechnology Limited	An Australian provisional application has been refiled.	This invention is directed to synthetic routes for 8-Hydroxyquinoline Derivatives.

“Quinazolinone compounds” Filed: 24 December 2008 Applicant: Prana Biotechnology Limited	Applications in Australia, Europe, Japan and the USA are undergoing prosecution.	This invention is directed to novel MPAC compounds and to selected MPAC’s used in the treatment of Parkinson’s Disease.

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PRANA Biotechnology Limited ANNUAL REPORT 2013

Directors’ Report

The Directors of Prana Biotechnology Limited present their report on the consolidated entity (referred to hereafter as the Company) consisting of Prana Biotechnology Limited and the entities it controlled at the end of, or during, the year ended 30 June 2013. In order to comply with the provisions of the Corporations Act 2001, the Directors report as follows:

Directors

The following persons were Directors of Prana Biotechnology Ltd during the whole of the financial year and up to the date of this report, unless stated otherwise:

Mr Geoffrey Kempler

Executive Chairman and Chief Executive Officer

Mr Brian Meltzer

Non-Executive Independent Director

Dr George Mihaly

Non-Executive Independent Director

Mr Peter Marks

Non-Executive Independent Director

Mr Lawrence Gozlan

Non-Executive Independent Director

Company Secretary

Mr Richard Revelins has served as the Company’s Company Secretary since 7 February 2000. Mr Revelins was appointed Chief Financial Officer of the Company in June 2004. Mr Revelins is an Executive Director and principal of Peregrine Corporate Limited, an Australian-based investment bank. Mr Revelins is also a Managing Director at Cappello Group Inc, a Santa Monica, Los Angeles based investment bank. Mr Revelins has held senior positions in international merchant banks, as well as a number of ASX listed and private companies.

Principal Activities

The Company’s principal activities during the course of the year were to commercialise research into Alzheimer’s Disease, Huntington’s Disease and other major age-related degenerative disorders. There have been no significant changes in the nature of those principal activities during the financial year.

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PRANA Biotechnology Limited ANNUAL REPORT 2013	Directors’ Report

Review and Results of Operations

The consolidated net loss of the Company after providing for income tax amounted to $7,787,242 (2012: $5,239,469). For further details, refer to the Review of Operations set out on page 4.

Dividends Paid or Recommended

The Directors did not pay any dividends during the financial year. The Directors do not recommend the payment of a dividend in respect of the 2013 financial year.

Share Options Granted To Directors and Key Management Personnel

During or since the end of the financial year an aggregate of 8,000,000 share options were granted by Prana Biotechnology Limited to the following Directors of the Company:

		No. of Ordinary
		Shares Under
	No. of Options	Options
Director	Granted	Granted
Mr Geoffrey Kempler	4,000,000	4,000,000
Mr Brian Meltzer	1,000,000	1,000,000
Dr George Mihaly	1,000,000	1,000,000
Mr Peter Marks	1,000,000	1,000,000
Mr Lawrence Gozlan	1,000,000	1,000,000
TOTAL	8,000,000	8,000,000

During or since the end of the financial year an aggregate of 1,000,000 share options were granted by Prana Biotechnology Limited to the following Key Management Personnel of the Company:

		No. of Ordinary
		Shares Under
Key Management	No. of Options	Options
Personnel	Granted	Granted
Mr Richard Revelins	1,000,000	1,000,000
TOTAL	1,000,000	1,000,000

Earnings Per Share

Basic loss per share 2.30 cents (2012: 1.82 cents).

Corporate Structure

Prana Biotechnology Limited is a Company limited by shares that was incorporated in and is domiciled in Australia. Prana Biotechnology Limited has 2 wholly owned subsidiaries:

•	Prana Biotechnology Inc, a company limited by shares that was incorporated in and is domiciled in the United States; and

•	Prana Biotechnology UK Ltd, a company limited by shares that was incorporated in and is domiciled in the United Kingdom.

Employees

The Company had 9 employees at 30 June 2013 (2012: 8 employees).

Significant Changes in State of Affairs

In the opinion of the Directors, there were no significant changes in the state of affairs of the Company during the financial year under review not otherwise disclosed in this Annual Report.

After Balance Date Events

Information relating to after balance date events is set out in Note 25.

There has not been any matter or circumstance, other than that referred to in the financial statements or notes thereto, that has arisen since the end of the financial year, that has significantly affected, or may significantly affect, the operations of the Company, the results of those operations, or the state of affairs of the Company in future financial years.

Future Developments, Prospects and Business Strategies

The likely developments in the Company’s operations, to the extent that such matters can be commented upon, are covered in the Review of Operations on page 1 of this Annual Financial Report.

This document contains some statements which are by their very nature forward looking or predictive. Such forward looking statements are by necessity at least partly based on assumptions about the results of future operations which are planned by the Company and other factors affecting the industry in which the Company conducts its business and markets generally. Such forward looking statements are not facts but rather represent only expectations, estimates and/or forecasts about the future and thereby need to be read bearing in mind the risks and uncertainties concerning future events generally. There are no guarantees about subjects dealt with in forward looking statements. Indeed, actual outcomes may differ substantially from that predicted due to a range of variable factors.

Environmental Issues

The Company is involved in scientific research and development, and the activities do not create any significant environmental impact to any material extent. The Company’s scientific research activities are in full compliance with all prescribed environmental regulations.

20

PRANA Biotechnology Limited ANNUAL REPORT 2013	Directors’ Report

Information on Directors

The names and particulars of Directors of the Company in office at any time during or since the end of the financial year are:

Mr Geoffrey Kempler

Executive Chairman and Chief Executive Officer

Appointed to the Board: 11 November 1997

Last Elected by shareholders: 17 November 2004

Qualifications: B.Sc. Grad. Dip. App. Soc. Psych

Experience: Mr Kempler has served as Chairman of our Board of Directors since November 1997, between November 1997 and August 2004 he served as our Chief Executive Officer, and in June 2005 he again assumed the position of Chief Executive Officer. Mr Kempler is one of the founders of our Company. Mr Kempler is a qualified psychologist. Mr Kempler, who has extensive experience in investment and business development, has been responsible for the implementation of our strategic plan and the commercialisation of our technology.

Interest in Shares and Options: 17,811,000 ordinary shares and 4,000,000 options over ordinary shares

Committees: Nil

Current or Former Directorships held in other listed entities within the last 3 years: Nil

Mr Brian Meltzer

Non-Executive Independent Director

Appointed to the Board: 9 December 1999

Last Elected by shareholders: 26 November 2010

Qualifications: B. Com., M Ec.

Experience: Mr Meltzer has over 30 years experience in economics, finance and investment banking. Mr. Meltzer is a Director of Momentum Ventures Limited, licensed by the government as an Innovation Investment Fund with venture capital investments including biotechnology. Mr Meltzer is a Non-Executive Director on the boards of a number of private companies. He is also a Director on the boards of the Australian-Israel Chamber of Commerce and is Chairman of Independence Australia (previously Paraquad).

Interest in Shares and Options: 326,666 ordinary shares and 1,000,000 options over ordinary shares

Committees: Chairman of the Audit, Risk and Compliance Committee and Remuneration Committee

Current or Former Directorships held in other listed entities within the last 3 years: Nil

Dr George Mihaly

Non-Executive Independent Director

Appointed to the Board: 9 December 1999

Last Elected by shareholders: 12 December 2012

Qualifications: B. Pharm, M.Sc., Ph.D. FAICD

Experience: Dr Mihaly has had an extensive and successful career spanning the research and commercial facets of the pharmaceutical industry. During the period from mid-1994 to early 2000, Dr Mihaly was the founding executive Chairman and Managing Director of Synermedica Pty Ltd, one of Australia’s leading independent consultant research organisations to the pharmaceutical industry. Synermedica merged with the global CRO, Kendle International Inc, in April 2000 and Dr Mihaly continued as Managing Director of the merged entity in Australia (now called Kendle Pty Ltd) until December 2004. Over the course of the last 35 years in academia and industry, Dr Mihaly has amassed extensive experience in both the science and logistics of setting up, monitoring, managing and evaluating results from phase I, II, III and IV clinical trials.

Interest in Shares and Options: 226,666 ordinary shares and 1,000,000 options over ordinary shares

Committees: Member of the Audit, Risk and Compliance Committee, Remuneration Committee and Nomination Committee.

Current or Former Directorships held in other listed entities within the last 3 years: Nil

Mr Peter Marks

Non-Executive Independent Director

Appointed to the Board: 29 July 2005

Last Elected by shareholders: 29 November 2011

Qualifications: BEc LLB Grad. Dip. Comm. Law MBA

Experience: From November 2006 to October 2011, Mr Marks also served as Executive Chairman of iSonea Ltd, formally KarmelSonix Ltd, a medical devices company listed on the ASX that is focused on developing and commercialising a range of devices in the respiratory and medicine space. From September 1998 until March 2001, Mr Marks was employed by KPMG Corporate Finance Ltd (Australia), where he rose to Director and was responsible for heading up the equity capital markets group in Melbourne. From January 1992 until July 1994, Mr Marks served as Head of the Melbourne Companies Department at the Australian Securities Exchange and was founding Director of Momentum Funds Management Pty Ltd, an Australian venture capital firm. From December 1990 until December 1991, Mr Marks served as Director of Corporate Finance at Burdett Buckeridge & Young Ltd in their Melbourne offices, from August 1988 until November 1990, he held senior corporate finance positions at Barings Securities Ltd, and from July 1985 until July 1988, he served as an Associate Director of McIntosh Securities, now Merrill Lynch Australia.

In his roles with these various financial institutions, Mr Marks was responsible for advising a substantial number of listed and unlisted companies on issues ranging from corporate and company structure, to valuations, business strategies, acquisitions and international opportunities. Mr Marks is currently a Director of Peregrine Corporate Ltd, an Australian based investment bank and Armadale Capital Plc (formerly Watermark Global Plc), an AIM listed company commercialising the treatment & recycling of acid mine drainage water from South African mines.

Interest in Shares and Options: 43,111 ordinary shares and 1,000,000 options over ordinary shares

Committees: Member of the Audit, Risk and Compliance Committee

Current or Former Directorships held in other listed entities within the last 3 years: Armadale Capital Plc (appointed November 2005)

iSonea Ltd, formally Karmelsonix Ltd (appointed 21 November 2006, resigned 20 October 2010)

21

PRANA Biotechnology Limited ANNUAL REPORT 2013	Directors’ Report

Mr Lawrence Gozlan

Non-Executive Independent Director

Appointed to the Board: 8 August 2011

Last Elected by shareholders: 7 October 2011

Qualifications: B.Sc.(Hons)

Experience: Mr. Gozlan, a leading biotechnology investor and advisor, is the Chief Investment Officer and Founder of Scientia Capital, a specialised global investment fund focused exclusively in life sciences. The Company was founded to provide high level expertise and to manage investments for high net worth individuals, family offices and institutional investors wanting exposure to the biotechnology industry.

Prior to this, Mr. Gozlan was responsible for the largest biotechnology investment portfolio in Australia as the institutional biotechnology analyst at QIC (“the Queensland Investment Corporation”), an investment fund with over AU$60 billion under management. He previously worked as the senior biotechnology analyst in the equities team at Foster Stockbroking, and gained senior corporate finance experience advising life sciences companies at Deloitte.

Mr. Gozlan is an investment advisor to several companies in the biotechnology industry, presented at numerous international healthcare conferences, and has been featured in various published media as an expert on investing in life sciences. He holds a Bachelor of Science with Honours in microbiology and immunology from the University of Melbourne specializing in neurodegenerative diseases.

Interest in Shares and Options: 1,000,000 options over ordinary shares

Committees: Chairman of the Nomination Committee

Current or Former Directorships held in other listed entities within the last 3 years: Telesso Technology Ltd (appointed February 2008)

AusBiotech Ltd (appointed March 2013)

REMUNERATION REPORT

The information provided under Sections A to E includes remuneration disclosures that are required under Accounting Standard AASB 124 Related Party Disclosures.

The information in this report has been audited as required by section 308(3C) of the Corporations Act 2001.

The Directors of Prana Biotechnology Ltd during the year were:

Mr Geoffrey Kempler

Executive Chairman and Chief Executive Officer

Mr Brian Meltzer

Non-Executive Independent Director

Dr George Mihaly

Non-Executive Independent Director

Mr Peter Marks

Non-Executive Independent Director

Mr Lawrence Gozlan

Non-Executive Independent Director

The Key Management Personnel of Prana Biotechnology Ltd during the year were:

Mr Richard Revelins

Company Secretary and Chief Financial Officer

Ms Dianne Angus

Chief Operating Officer

These were the only executives of the Company during the financial year ended 30 June 2013.

A. Principles used to determine the nature and amount of remuneration

Remuneration Policy

Remuneration of all Executive and Non-Executive Directors, Officers and Employees of the Company is determined by the Board following recommendation by the Remuneration Committee.

The Company is committed to remunerating Senior Executives and Executive Directors in a manner that is market-competitive and consistent with “Best Practice” including the interests of Shareholders. Remuneration packages are based on fixed and variable components, determined by the Executives’ position, experience and performance, and may be satisfied via cash or equity.

Non-Executive Directors are remunerated out of the maximum aggregate amount approved by Shareholders and at a level that is consistent with industry standards. Non-Executive Directors do not receive performance based bonuses and prior Shareholder approval is required to participate in any issue of equity. No retirement benefits are payable other than statutory superannuation, if applicable.

Remuneration Policy versus Company Financial Performance

The Company’s Remuneration Policy is not directly based on the Company’s performance, rather on industry practice.

The Company’s primary focus is research activities with a long term objective of developing and commercialising its research and development results.

The Company envisages its performance in terms of earnings will remain negative whilst the Company continues in the research and/or trial phase. Shareholder wealth reflects this speculative and volatile market sector. This pattern is indicative of the Company’s performance over the past 5 years.

22

PRANA Biotechnology Limited ANNUAL REPORT 2013	Directors’ Report

Performance based Remuneration

The purpose of a performance bonus is to reward individual performance in line with Company objectives. Consequently, performance based remuneration is paid to an individual where the individual’s performance clearly contributes to a successful outcome for the Company. This is regularly measured in respect of performance against key performance indicators (“KPI’s”).

The Company uses a variety of KPI’s to determine achievement, depending on the role of the Executive being assessed. These include:

•	successful contract negotiations;

•	Company share price reaching a targeted rate on the ASX or applicable market over a period of time; or

•	achievement of research project milestones within scheduled time and/or budget.

For details of performance based remuneration refer to Employment Contracts of Directors and Key Management Personnel on pages 26.

B. Details of Remuneration

The remuneration for each Director and each of the Key Management Personnel of Prana Biotechnology Limited and the Group during the year was as follows:

Details of Remuneration for the year ended 30 June 2013

The remuneration for each Director and each of the other Key Management Personnel of the Company during the year ended 30 June 2013 was as follows:

				Post-
				Employment	Share-based
	Short-term employee benefits			Benefits	Payments
			Non-
	Cash salary		monetary	Superannuation
	and fees	Other	benefits	Contribution	Equity	Total
2013	$	$	$	$	$	$
Directors
Mr Geoffrey Kempler 1 & 2	426,466	-	-	16,470	295,711	738,647
Mr Brian Meltzer [2]	80,275	-	-	7,225	73,928	161,428
Dr George Mihaly [2]	75,000	-	-	-	73,928	148,928
Mr Peter Marks [2]	57,500	-	-	-	73,928	131,428
Mr Lawrence Gozlan [2]	45,000	-	-	-	73,928	118,928
	684,241	-	-	23,695	591,423	1,299,359
Key Management Personnel
Mr Richard Revelins [2]	77,343	-	-	-	73,928	151,270
Ms Dianne Angus [1]	318,005	-	-	26,040	-	344,045
	395,348	-	-	26,040	73,928	495,315

[1]	In accordance with employment contracts, long service leave has been accrued in respect of Geoffrey Kempler and Dianne Angus. At 30 June 2013, $138,196 had been accrued to date. No amounts have been paid in the 30 June 2013 financial year.

[2]	The Directors and Company Secretary received unlisted options during the year. The option prices were calculated using the Black-Scholes Model applying the following inputs:

Grant Date: 12 December 2012	Volatility: 52.30%

Exercise Price: $0.33	Risk-free Interest Rate: 2.73%

Stock Price: $0.21	Dividend Yield: 0%

Years to Expiry: 5.00	Option Price: $0.0739

23

PRANA Biotechnology Limited ANNUAL REPORT 2013	Directors’ Report

Details of Remuneration for the year ended 30 June 2012

The remuneration for each Director and each of the other Key Management Personnel of the Company during the year ended 30 June 2012 was as follows:

				Post-	Share-
				Employment	based
	Short-term employee benefits			Benefits	Payments
			Non-
	Cash salary		monetary	Superannuation
	and fees	Other	benefits	Contribution	Equity	Total
2012	$	$	$	$	$	$
Directors
Mr Geoffrey Kempler [1]	388,164	-	-	28,415	-	416,579
Mr Brian Meltzer	82,569	-	-	7,431	-	90,000
Dr George Mihaly	75,000	-	-	-	-	75,000
Mr Peter Marks	55,000	-	-	-	-	55,000
Mr Lawrence Gozlan [2]	36,667	-	-	-	-	36,667
	637,400	-	-	35,846	-	673,246
Key Management Personnel
Mr Richard Revelins	81,681	-	-	-	-	81,681
Ms Dianne Angus 1 & 3	315,637	-	-	28,407	30,806	374,850
	397,318	-	-	28,407	30,806	456,531

1 In accordance with employment contracts, long service leave has been accrued in respect of Geoffrey Kempler and Dianne Angus. At 30 June 2012, $119,913 had been accrued to date. No amounts have been paid in the 30 June 2012 financial year.

2 Mr Lawrence Gozlan was appointed to the Board on 8 August 2011.

3 Ms Angus received unlisted options during the year. The option prices were calculated using the Black-Scholes Model applying the following inputs:

Grant Date: 21 March 2012	Volatility: 84.90%

Exercise Price: $0.25	Risk-free Interest Rate: 3.87%

Stock Price: $0.16	Dividend Yield: 0%

Years to Expiry: 5.00	Option Price: $0.0976

Performance Income as a Proportion of Total Remuneration

All Executives are eligible to receive incentives whether through employment contracts or by the recommendation of the Board. Their performance payments are based on a set monetary value, set number of shares or options or as a portion of base salary. Therefore there is no fixed proportion between incentive and non-incentive remuneration.

Non-Executive Directors are not entitled to receive bonuses and/or incentives. During the past two years, the Directors and the Company Secretary received equity as approved by shareholders at the 2012 Annual General Meeting, in recognition of future contributions to the growth and success of the Company. Employees have received equity as recommended by the Remuneration Committee.

The relative proportions of remuneration that are linked to performance and those that are fixed are as follows:

	Fixed Remuneration		At Risk - LTI
	2013	2012	2013	2012
Directors
Mr Geoffrey Kempler	60%	100%	40%	0%
Mr Brian Meltzer	54%	100%	46%	0%
Dr George Mihaly	50%	100%	50%	0%
Mr Peter Marks	44%	100%	56%	0%
Mr Lawrence Gozlan	38%	100%	62%	0%
Key Management Personnel
Mr Richard Revelins	51%	100%	49%	0%
Ms Dianne Angus	100%	92%	0%	8%

At risk long term incentive (LTI) relates to remuneration provided in the form of share based payments. There are no short term incentives considered to be at risk in the current or prior year.

24

PRANA Biotechnology Limited ANNUAL REPORT 2013	Directors’ Report

C. Share-based compensation

At the Annual General Meeting held on 17 November 2004, Shareholders approved the establishment of a new Employee and Consultant Plan designed to reward Executives, Employees and/or Consultants for their contributions to the consolidated entity. The plan is to be used as a method of retaining key personnel for the growth and development of the Company’s intellectual property rights. Due to the Company’s US presence, a US plan and an Australian plan were developed. At 30 June 2013 equity had been issued to 1 previous Director, while a Director, under the US plan and 6 Directors, 3 Key Management Personnel, 16 employees and 18 consultants under the Australian Plan.

The terms and conditions of each grant of options affecting Director and Key Management Personnel remuneration in the previous, this or future reporting periods are as follows:

	Date vested and	Expiry	Exercise	Share Price		Value per option
Grant date	exercisable	date	Price	Hurdle	Vested	at grant date
17 November 2004	Expired unexercised	30 June 2010	$0.000	$1.00	No	$0.51
30 November 2005	Expired unexercised	30 June 2010	$0.000	$1.00	No	$0.18
7 August 2006	7 September 2006	7 August 2014	$0.000	$0.40	Yes	$0.08
2 October 2006	6 October 2006	7 August 2014	$0.000	$0.40	Yes	$0.48
30 November 2006	Expired unexercised	31 July 2009	$0.000	$0.80	No	$0.38
12 June 2007	28 December 2007	7 August 2014	$0.000	$0.40	Yes	$0.34
5 December 2007	5 December 2007	31 October 2010	$0.000	$0.00	Yes	$0.23
20 December 2007	20 December 2007	31 October 2010	$0.300	$0.00	Yes	$0.50
26 May 2009	20 August 2013	7 August 2014	$0.000	$0.40	Yes	$0.18
8 June 2010	8 June 2010	31 March 2014	$0.150	$0.00	Yes	$0.10
21 March 2012	21 March 2012	20 March 2017	$0.250	$0.00	Yes	$0.10
12 December 2012	12 December 2012	13 December 2017	$0.330	$0.00	Yes	$0.07

Options granted under the plan carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share as soon as practical after the receipt by the Company of the completed exercise form and full payment of such exercise price.

The exercise price of options will be equal to or less than the weighted average price at which the Company’s shares are traded on the Australian Securities Exchange during the 5 days up to and including the grant date or such other exercise price that the Committee determines to be appropriate under the circumstances.

The plan rules contain a restriction on removing the ‘at risk’ aspect of the instruments granted to executives. Plan participants may not enter into any transaction designed to remove the ‘at risk’ aspect of an instrument before it vests.

Details of the options over ordinary shares in the Company provided as remuneration to each of the Directors and Key Management Personnel of the Company are set out below.

	Number of options granted during the year		Number of options vested during the year
	2013	2012	2013	2012
Directors
Mr Geoffrey Kempler	4,000,000	-	4,000,000	-
Mr Brian Meltzer	1,000,000	-	1,000,000	-
Dr George Mihaly	1,000,000	-	1,000,000	-
Mr Peter Marks	1,000,000	-	1,000,000	-
Mr Lawrence Gozlan	1,000,000	-	1,000,000	-
Key Management Personnel
Mr Richard Revelins	1,000,000	-	1,000,000	-
Ms Dianne Angus	-	315,637	-	315,637

No ordinary shares were issued as a result of exercise of remuneration options by Directors and Key Management Personnel of Prana Biotechnology Limited during the current or previous financial year.

25

PRANA Biotechnology Limited ANNUAL REPORT 2013	Directors’ Report

D. Employment Contracts of Directors and Key Management Personnel

The following Directors and Key Management Personnel were under contract at 30 June 2013:

Directors	Duration	Notice Requirements	Termination
Mr Geoffrey Kempler	Until termination by either party	For Good Reason Mr Kempler may terminate with 30 days notice	• Pay Geoffrey Kempler within ninety (90) days of the termination date $1,000,000 provided the Company has sufficient capital requirements to fulfill this clause
	Signed 21 September 2007		• Accrued entitlements including all unreimbursed business expenses
• Accelerate the vesting of any unvested options

		Without Good Reason Mr Kempler may terminate with 90 days notice	• Bonus pro-rated only if termination occurs in 1st year

		Without Cause the Company may terminate with 90 days notice	• Pay Geoffrey Kempler within ninety (90) days of the termination date $1,000,000 provided the Company has sufficient capital requirements to fulfill this clause
• Accrued entitlements including all unreimbursed business expenses
• Accelerate the vesting of any unvested options

		With Cause the Company may terminate with 30 days notice	• Bonus pro-rated only if termination occurs in 1st year

Ms Dianne Angus	Until termination by either party.	For Good Reason Ms Angus may terminate with 30 days notice	• Pay remuneration entitlements 3 months from the time of termination (less any payout made for the notice period). The Company can elect to pay such sum as cash, equity in the Company or as a combination of both cash and equity
	Signed 2 October 2006		• Accrued entitlements including all unreimbursed business expenses
• Accelerate the vesting of any unvested options

	Letter Agreement signed 12 June 2007	Without Good Reason Ms Angus may terminate with 120 days notice	• Permitted to keep and/or exercise options that have vested at the time of termination
• Accrued entitlements including all unreimbursed business expenses

		Without Cause the Company may terminate with 120 days notice	• Pay remuneration entitlements 3 months from the time of termination (less any payout made for the notice period). The Company can elect to pay such sum as cash, equity in the Company or as a combination of both cash and equity
• Accrued entitlements including all unreimbursed business expenses
• Accelerate the vesting of any unvested options
		With Cause the Company may terminate without notice	• Accrued entitlements including all unreimbursed business expenses
• Permitted to keep and/or exercise options that have vested at the time of termination

26

PRANA Biotechnology Limited ANNUAL REPORT 2013	Directors’ Report

E. Additional information

Details of Remuneration: Cash Bonuses and Options

No cash bonuses were paid or have been forfeited in the current and previous financial years.

The following table provides the percentage of the available grant of share options that was paid or that vested in the financial year and the percentage that was forfeited.

	Year Granted	Vested %	Forfeited %	Financial years in which options may vest	Minimum total value of grant yet to vest $	Total value of grant yet to vest $
Directors
Mr Geoffrey Kempler	2013	100%	-	-	-	-
Mr Brian Meltzer	2013	100%	-	-	-	-
Dr George Mihaly	2013	100%	-	-	-	-
Mr Peter Marks	2013	100%	-	-	-	-
Mr Lawrence Gozlan	2013	100%	-	-	-	-
Key Management Personnel
Mr Richard Revelins	2013	100%	-	-	-	-
Ms Dianne Angus	2012	100%	-	-	-	-

Meetings of Directors

The following table sets out the number of Directors’ Meetings (including meetings of committees of Directors) held during the financial year and the number of meetings attended by each Director.

During the financial year 17 Board Meetings, 9 Audit, Risk and Compliance Committee Meetings, 3 Nomination Committee Meetings and 4 Remuneration Committee Meetings were held.

			Committee Meetings
			Audit, Risk &				Remuneration
	Board Meetings		Compliance Committee		Nomination Committee		Committee
	Number		Number		Number		Number
	eligible	Number	eligible to	Number	eligible to	Number	eligible to	Number
Directors	to attend	attended	attend	attended	attend	attended	attend	attended
Mr Geoffrey Kempler	17	17	-	-	-	-	-	-
Mr Brian Meltzer	17	17	9	9	3	3	4	4
Dr George Mihaly	17	17	9	9	3	3	4	4
Mr Peter Marks	17	16	9	9	-	-	-	-
Mr Lawrence Gozlan*	17	17	-	-	2	2	-	-

*Appointed as Chairman of the Nomination Committee, 1st January 2013

END OF REMUNERATION REPORT

27

PRANA Biotechnology Limited ANNUAL REPORT 2013	Directors’ Report

Indemnifying Directors and Officers

During the financial year the Company maintained an insurance policy to indemnify all current Directors and Officers against certain liabilities incurred as a Director or Officer, including costs and expenses associated in successfully defending legal proceedings. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium. The Company has not otherwise, during or since the financial year, indemnified or agreed to indemnify an Officer or Auditor of the Company or any related body corporate against a liability incurred as such an Officer or Auditor.

Share Options/Warrants on Issue at 30 June 2013

As at 30 June 2013 the unissued ordinary shares of Prana Biotechnology Ltd under options/warrants were as follows:

Date of expiry	Exercise price		Number under
	($)		option/warrant
11 September 2013	AUD	0.30	10,000,000
31 March 2014	AUD	0.15	1,418,756
7 August 2014	AUD	0.00	2,270,690[1]
24 March 2015	AUD	0.225	8,512,645
25 February 2016	AUD	0.17	612,397
19 December 2014	AUD	0.25	1,000,000
20 March 2017	AUD	0.25	1,658,237
13 December 2017	AUD	0.33	9,000,000
25 June 2018	AUD	0.37	1,683,793
			36,156,518

[1]	These share options can only be exercised once the share price of the Company reaches A$0.40 for 5 consecutive trading days. This hurdle was achieve post balance date on 20th August 2013.

Shares Issued as a Result of the Exercise of Options/Warrants

During the year ended 30 June 2013 no ordinary shares of Prana Biotechnology Ltd were issued as a result of the exercise of options. Since 30 June 2013, the following ordinary shares of Prana Biotechnology Ltd have been issued as a result of the exercise of options.

	Amount Paid	Number of
Exercise Date	($) per Share	Shares Issued
26 August 2013	$0.00	286,625
26 August 2013	$0.25	150,000
		436,625

There are no amounts unpaid on the shares issued as a result of the exercise of the options during and since the end of the 2013 financial year. The amount paid per share is the same as the exercise price.

Proceedings on Behalf of Company

No proceedings have been brought or intervened in on behalf of the Company with leave of the Court under section 237 of the Corporations Act 2001.

Non-audit Services

The Company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the Company are important.

During the year ended 30 June 2013 the Company did not engage the external auditor to provide non-audit services.

Auditor’s Independence Declaration

The lead auditor’s independence declaration as required under section 307C of the Corporations Act 2001 for the year ended 30 June 2013 has been received and can be found on page 36.

Signed in accordance with a resolution of the Directors made pursuant to s298(2) of the Corporations Act 2001.

Mr Geoffrey Kempler

Executive Chairman and Chief Executive Officer

Dated: This the 30th Day of August 2013

28

PRANA Biotechnology Limited ANNUAL REPORT 2013

Corporate Governance Statement

The Company is committed to implementing the highest standards of corporate governance. In determining what those standards should involve, the Company has considered the ASX Corporate Governance Council’s (‘the Council’) Corporate Governance Principles and Recommendations.

A review of the Company’s ‘Corporate Governance Framework’ is performed on a periodic basis to ensure that it is relevant and effective in light of the changing legal and regulatory requirements. The Board of Directors (‘the Board’) continues to adopt a set of Corporate Governance Practices and a Code of Conduct appropriate for the size, complexity and operations of the Company and its subsidiaries.

Unless otherwise stated all Policies and Charters meet the Council’s Corporate Governance Principles and Recommendations and have been in effect for the full reporting period. All Policies and Charters are available from the Company or on its website at www.pranabio.com.

To illustrate where the Company has addressed each of the Council’s recommendations, the following table cross-references each recommendation with sections of this report. The table does not provide the full text of each recommendation, but rather the topic covered.

The full details of each recommendation can be found on the ASX Corporate Governance Council’s website.

29

PRANA Biotechnology Limited ANNUAL REPORT 2013	Corporate Governance Statement

Recommendation		Section
1.1	Functions of the Board and Management	1.1
1.2	Senior Executive Evaluation	1.4.10
1.3	Reporting on Principle 1	1.1;1.4.10
2.1	Independent Directors	1.2
2.2	Independent Chair	1.2
2.3	Role of the Chair and CEO	1.2
2.4	Establishment of Nomination Committee	2.3
2.5	Board and Individual Director Evaluation	1.4.10
2.6	Reporting on Principle 2	1.2; 1.4.10; 2.2.2 and Directors’ Report
3.1	Code of Conduct	3.1
3.2	Company Securities Trading Policy	1.4.9
3.3	Reporting on Principle 3	3.1
4.1	Establishment of Audit Committee	2.1
4.2	Structure of Audit Committee	2.1.2
4.3	Audit Committee Charter	2.1
4.4	Reporting on Principle 4	2.1
5.1	Policy for Compliance with Continuous Disclosure	1.4.4
5.2	Reporting on Principle 5	1.4.4
6.1	Communications Policy	1.4.8
6.2	Reporting on Principle 6	1.4.8
7.1	Policies on Risk Oversight and Management	2.1.3
7.2	Risk Management Report	1.4.12
7.3	CEO and CFO Assurance	1.4.11
7.4	Reporting on Principle 7	1.4.11; 1.4.12; 2.1.3
8.1	Establishment of Remuneration Committee	2.2
8.2	Executive and Non-Executive Director Remuneration	2.2.4.1; 2.2.4.2
8 3	Reporting on Principle 8	2.2; 2.2.4.1; 2.2.4.2

1. Board of Directors

1.1 Role of the Board

The Board’s role is to govern the Company rather than to manage it. In governing the Company, the Directors must act in the best interests of the Company as a whole. It is the role of senior management to manage the Company in accordance with the direction and delegations of the Board and the responsibility of the Board to oversee the activities of management in carrying out these delegated duties.

In carrying out its governance role, the main task of the Board is to drive the performance of the Company. The Board must also ensure that the Company complies with all of its contractual, statutory and any other legal obligations, including the requirements of any regulatory body. The Board has the final responsibility for the successful operations of the Company.

To assist the Board to carry out its functions, the Company has adopted and implements a ‘Code of Business Conduct and Ethics Policy’ that governs the conduct of all directors, officers, employees and agents of the Company in the performance of their roles. The ‘Code of Business Conduct and Ethics Policy’ is administered by the Company’s Audit, Risk and Compliance Committee.

1.2 Composition of the Board

The Board has been formed so that it has an effective mix of personnel, committed to adequately discharging their responsibilities and duties and being of value to the Company.

The names of the Directors, their independence under the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, qualifications and experience are stated in the Directors’ Profiles on pages 21 to 22 along with the term of office held by each.

The Board believes that the interests of all Shareholders are best served by:

•	Directors having the appropriate skills, experience and contacts within the Company’s industry;

•	the Company striving to have a balance between the overall number of Directors and the number of Directors being independent as defined in the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations;

•	some significant parties within whom the Company has contractual arrangements being represented on the Board during the early years of the development of the Company; and

•	some major Shareholders being represented on the Board.

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PRANA Biotechnology Limited ANNUAL REPORT 2013	Corporate Governance Statement

A majority of Directors of the Company are classified as being ‘Independent’. However, due to the stage in the Company’s development, the Board believes that the most appropriate person for the position of Chairman is an Executive Officer of the Company. The Executive Officer’s overall expertise is crucial to the Company’s development and negates any perceived lack of independence. The Chairman of the Board is also the Chief Executive Officer (CEO) of the Company.

However, where any Director has material personal interest in a matter and, in accordance with the Australian Corporations Act 2001, the Director will not be permitted to be present during discussion or to vote on the matter. The enforcement of this requirement aims to ensure that the interest of Shareholders, as a whole, is pursued and that their interest or the Director’s independence is not jeopardised.

The Company has a Nomination Committee whose current members and their qualifications, are detailed in the Directors’ Profiles on pages 21 to 22. Details of attendance of the members of the Nomination Committee are contained on page 27.

1.2.1 Diversity Policy

The Company is committed to increasing diversity amongst its employees, and not just in the area of gender diversity. Our workforce is employed based on the right person for the job regardless of their gender, age, nationality, race, religious beliefs, cultural background, sexuality or physical ability or appearance.

Executive and Board positions are filled by the best candidates available without discrimination. The Company is committed to increasing gender diversity within these positions when appropriate appointments become available. The Company is also committed to identifying suitable persons within the organisation, and where appropriate opportunities exist, advance diversity to support the promotion of talented employees into management positions.

The Company has not set any gender specific diversity objectives as it believes that multicultural diversity is as equally important within its organisation.

The following table demonstrates the Company’s gender diversity as at 30 June 2013:

	Number of	Number of
	Males	Females
Directors	5	-
Key Management Personnel	1	1
Other Company Employees	3	4
Other Company Consultants	21	9

1.3 Responsibility of the Board

In general, the Board is responsible for, and has the authority to determine, all matters relating to the policies, practices, management and operations of the Company. It is required to do all things that may be necessary to be done in order to carry out the objective of the Company.

Full details of the Board’s role and responsibilities are contained in the Board Charter, a copy of which is available for inspection at the Company’s registered office or on its website at www.pranabio.com.

The Board’s responsibilities are detailed in its Board Charter and cover the following broad categories:

1.	Leadership of the organisation

2.	Strategy formulation

3.	Overseeing planning activities

4.	Shareholder liaison

5.	Monitoring, compliance and risk management

6.	Company finances

7.	Human resources

8.	Ensuring the health, safety and well-being of Directors, Officers, Employees and Contractors

9.	Delegation of authority

10.	Remuneration policy

11.	Nomination policy

1.4 Board Policies

1.4.1 Conflicts of Interest

Directors must:

•	disclose to the Board actual or potential conflicts of interest that may or might reasonably be thought to exist between the interests of the Directors and the interests of any other parties in carrying out the activities of the Company; and

•	if requested by the Board, take reasonable steps to remove any conflict of interest.

If a Director cannot or is unwilling to remove a conflict of interest then the Director must, as per the Corporations Act, absent himself or herself from the room when discussion and/or voting occurs on matters about which the conflict relates.

1.4.2 Commitments

Each member of the Board is committed to spending sufficient time to enable them to carry out their duties as a Director of the Company.

1.4.3 Confidentiality

In accordance with legal requirement and agreed ethical standards, Directors and Key Management Personnel of the Company have agreed to keep confidential, information received in the course of the exercise of their duties and will not disclose non-public information except where disclosure is authorised or legally mandated.

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PRANA Biotechnology Limited ANNUAL REPORT 2013	Corporate Governance Statement

1.4.4 Continuous Disclosure

The Board has designated the Company Secretary as the person responsible for overseeing and co-ordinating disclosure of information to the ASX as well as communicating with the ASX. In accordance with ASX Listing Rules the Company immediately notifies the ASX of information concerning the Company:

1.	that a reasonable person would or may expect to have a material effect on the price or value of the Company’s securities; and

2.	that would, or would be likely to influence persons who commonly invest in securities in deciding whether to acquire or dispose of the Company’s securities.

The Company also posts all information disclosed in accordance with this policy on the Company’s website in an area accessible by the public.

1.4.5 Education and Induction

An induction program has been established for new Directors, in which they are given a full briefing on the Company.

Information conveyed to new Directors includes:

•	details of the roles and responsibilities of a Director;

•	formal policies on Director appointment as well as conduct and contribution expectations;

•	details of all relevant legal requirements;

•	a copy of the Board Charter;

•	guidelines on how the Board processes function;

•	details of past, recent and likely future developments relating to the Board including anticipated regulatory changes;

•	background information on and contact information for key people in the organisation including an outline of their roles and capabilities;

•	a synopsis of the current strategic direction of the Company, including a copy of the current strategic plan and annual budget;

•	an analysis of the Company; and

•	a copy of the Constitution of the Company;

During the year, all Directors have full access to all Company records and received Financial and Operational Reports at each Board Meeting.

In order to achieve continuing improvement in Board performance, all Directors are encouraged to undergo continual professional development.

1.4.6 Independent Professional Advice

Directors collectively or individually have the right to seek independent professional advice at the Company’s expense, up to specified limits, to assist them to carry out their responsibilities. All advice obtained is made available to the full Board.

1.4.7 Related Party Transactions

Related party transactions include any financial transaction between a Director and the Company and will be reported in writing at each Board meeting. Unless there is an exemption under the Australian Corporations Act 2001 from the requirement to obtain shareholder approval for the related party transaction, the Board cannot approve the transaction.

1.4.8 Shareholder Communication

The Company respects the rights of its shareholders, and to facilitate the effective exercise of the rights, the Company is committed to:

1.	communicating effectively with Shareholders through ongoing releases to the market via ASX information and General Meetings of the Company;

2.	giving Shareholders ready access to balanced and understandable information about the Company and Corporate Proposals;

3.	making it easy for Shareholders to participate in General Meetings of the Company; and

4.	requesting the External Auditor to attend the Annual General Meeting and be available to answer Shareholder’s questions about the conduct of the audit, and the preparation and content of the Auditor’s Report.

Any Shareholder wishing to make inquiries of the Company is advised to contact the registered office. All public announcements made by the Company can be obtained from the ASX’s website www.asx.com.au.

Information is communicated to shareholders through:

•	the annual report which is published on the Company’s website and distributed to shareholders where specifically requested;

•	the half-year shareholder’s report which is published on the Company’s website and distributed to shareholders where specifically requested, containing summarised financial information and a review of the operations during the period since the annual report; and

•	other correspondence regarding matters impacting on shareholders as required.

1.4.9 Trading in the Company’s Shares

The Company has a share trading policy that regulates the dealings by Directors, Officers and Employees, in shares, options and other securities issued by the Company. The policy has been formulated to ensure that Directors, Officers, Employees and Consultants who work on a regular basis for the Company are aware of the legal restrictions on trading in Company securities while in possession of unpublished price-sensitive information.

Unpublished price-sensitive information is information regarding the Company, of which the market is not aware, that a reasonable person would expect to have a material effect on the price or value of the Company’s securities.

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PRANA Biotechnology Limited ANNUAL REPORT 2013	Corporate Governance Statement

1.4.10 Performance Review/Evaluation

The Board undertakes an annual evaluation of Board and Director performance. All senior executives of the Company are subject to an annual performance evaluation. During the reporting period the Board and individual performance evaluations were conducted on an informal basis. This provided feedback and evaluation for future development.

Further information on policies and procedures established to evaluate the performance of the Board are set out in the Director’s Report under the section headed ‘Remuneration Report’ on pages 22 to 27.

1.4.11 Attestations by Chief Executive Officer (CEO) and Chief Financial Officer (CFO)

In accordance with the Board’s policy, the CEO and CFO have made attestations recommended by the ASX Corporate Governance Council as to the Company’s financial condition prior to the Board signing this Annual Report.

1.4.12 Risk Management Accountability

The Audit, Risk & Compliance Committee has established a policy for risk oversight and management within the Company. This is periodically reviewed and updated.

The CEO and CFO have given a statement to the Board that:

a.	in accordance with Recommendation 7.3 of ASX Corporate Governance Principles and Recommendations (2nd Edition), that the Financial Statements are founded on a sound system of risk management and internal compliance and control which implements the Policies adopted by the Board; and

b.	the Company’s ‘Risk Management and Internal Compliance and Control System’, in so far as it relates to financial risk, is operating effectively in all material aspects.

2. Board. Committees

2.1 Audit, Risk and Compliance Committee

The Company has a duly constituted Audit, Risk and Compliance Committee.

Below is a summary of the role, composition and responsibilities of the Audit, Risk and Compliance Committee (‘Audit Committee’). Further details are contained in the Audit Committee’s Charter, which is available from the Company or on its website at www.pranabio.com.

2.1.1 Role

The Audit Committee is responsible for assisting the Board of Directors in overseeing the:

•	Integrity of the Company’s financial statements;

•	Independent auditor’s qualifications, independence and performance;

•	Company’s financial reporting processes and accounting policies;

•	Performance of the Company’s internal audit function; and

•	Company’s compliance with legal and regulatory requirements.

2.1.2 Composition

The Audit Committee, consisting of three Independent Non-Executive Directors. The current members of the Audit Committee, as at the date of this report, and their qualifications are detailed in the Directors’ Profiles on pages 21 to 22.

The Audit Committee holds a minimum of four meetings a year. Details of attendance of the members of the Audit Committee are contained on page 27.

2.1.3 Responsibilities

The Audit Committee reviews the audited annual and half-yearly financial statements and any reports which accompany published financial statements before submission to the Board and recommends their approval.

The Audit Committee also recommends to the Board the appointment of the external auditor each year, reviews the appointment of the external auditor, their independence, the audit fee and any questions of resignation or dismissal.

The Audit Committee is also responsible for establishing policies on risk oversight and management.

2.2 Remuneration Committee

2.2.1 Role

The role of the Remuneration Committee is to oversee and make recommendations to the Board with respect to the compensation of the Company’s Directors including the CEO; and to oversee and advise the Board on the adoption of policies that govern the Company’s compensation programs, including share and American Depository Receipts (‘ADRs’) option plans and other employee benefit plans. The Remuneration Committee is responsible for the administration of the Company’s share and ADRs option plans and any other employee benefit plans.

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PRANA Biotechnology Limited ANNUAL REPORT 2013	Corporate Governance Statement

2.2.2 Composition

The current members of the Remuneration Committee, as at the date of this report, and their qualifications are detailed in the Directors’ Profiles on pages 21 to 22.

The Remuneration Committee holds a minimum of two meetings a year. Details of meetings held during the year and attendance of the members of the Remuneration Committee are contained on page 27.

The Company also has a Share Plan Committee created to administer the Share Plans adopted at the 2004 AGM. This Committee is a sub-committee of the Remuneration Committee.

2.2.3 Responsibilities

The Company has adopted a Remuneration Committee to administer the Company’s remuneration policy. The Committee is responsible for:

•	setting the remuneration and conditions of service for all Executive and Non-Executive Directors, Officers and Employees of the Company;

•	approving the design of Executive & Employee incentive plans (including equity-based plans) and proposed payments or awards under such plans;

•	reviewing performance hurdles associated with incentive plans;

•	making recommendations to the Board on the remuneration of Non-Executive Directors within the aggregate approved by shareholders at General Meetings from time to time;

•	consulting appropriately qualified Consultants for advice on remuneration and other conditions of service as deemed necessary;

•	succession planning for the CEO and Senior Executive Officers; and

•	performance assessment of the CEO and Senior Executives Officers.

2.2.4 Remuneration Policy

Current remuneration is disclosed in the Remuneration Report contained in the Directors’ Report on pages 22 to 27 and in Note 6 on pages 53 to 55.

Shareholders are invited to vote on the adoption of the report at the Company’s Annual General Meeting.

2.2.4.1 Senior Executive Remuneration Policy

The Company is committed to remunerating its Senior Executives in a manner that is market-competitive and consistent with ‘Best Practice’ as well as supporting the interests of Shareholders. Senior Executives may receive a remuneration package based on fixed and variable components, determined by their position and experience. Shares and/or options may also be granted based on an individual’s performance, with those granted to Directors subject to Shareholder approval.

2.2.4.2 Non-Executive Director Remuneration Policy

Non-Executive Directors are remunerated out of the maximum aggregate amount approved by Shareholders for the remuneration of Non-Executive Directors. Non-Executive Directors may be entitled to statutory superannuation, but no other retirement benefits. Non-Executive Directors do not receive performance based bonuses and do not participate in equity schemes of the Company without prior Shareholder approval.

2.3 Nomination Committee

2.3.1 Role

The role of the Nominations Committee is to determine the director nominees for ideal candidates, to identify and recommend candidates to fill vacancies occurring between annual shareholder meetings.

2.3.2 Composition

The current members of the Nomination Committee, as at the date of this report, and their qualifications are detailed in the Directors’ Profiles on pages 21 to 22.

The Nomination Committee holds a minimum of two meetings a year. Details of meetings held during the year and attendance of the members of the Nomination Committee are contained on page 27.

3. Interests of Stakeholders

3.1 Company Code of Conduct

As part of its commitment to recognising the legitimate interests of Stakeholders, the Company has established a ‘Code of Business Conduct and Ethics’ to guide compliance with legal and other obligations to legitimate Stakeholders.

The Board acknowledges the legitimate interests of various stakeholders such as employees, clients, customers, government authorities, creditors and the community as a whole. As a good corporate citizen, it encourages compliance and commitment to appropriate corporate practices that are fair and ethical via its ‘Code of Business Conduct and Ethics Policy’. This code includes the following:

Responsibilities to Shareholders and the Financial Community

The Company complies with the spirit as well as the letter of all laws and regulations that govern shareholders’ rights. The Company has processes in place designed to ensure the truthful and factual presentation of the Company’s financial position and prepares and maintains its accounts fairly and accurately in accordance with the generally accepted accounting and financial reporting standards.

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PRANA Biotechnology Limited ANNUAL REPORT 2013	Corporate Governance Statement

Employment Practices

The Company endeavours to provide a safe workplace in which there is equal opportunity for all employees at all levels of the Company. The Company does not tolerate the offering or acceptance of bribes or the misuse of Company assets or resources.

The Company values diversity and recognises the benefits it can bring to the organisation’s ability to achieve its goals. Accordingly, the Company will, during the next reporting period, establish and implement a diversity policy which will include, but not be limited to, gender, age, ethnicity and cultural background of the Board and Key Management Personnel. The Company will set measurable objects to measure the achievement of the diversity policy, and introduce procedures to ensure its proper implementation. An internal review will be conducted annually to assess the effectiveness of the policy and its implementation procedures.

Obligations Relative to Fair Trading and Dealing

The Company aims to conduct its business fairly and to compete ethically and in accordance with relevant competition laws and strives to deal fairly with the Company’s customers, suppliers and competitors and encourages its employees to strive to do the same.

Responsibilities to the Community and to Individuals

As part of the community the Company is committed to conducting its business in accordance with applicable environmental laws and regulations and supports community charities.

The Company is committed to keeping private information from employees, clients, customers, consumers and investors confidential and protected from uses other than those for which it was provided.

Conflicts of Interest

Directors and employees must avoid conflicts as well as the appearance of conflicts between personal interests and the interests of the Company.

How the Company Complies with Legislation Affecting its Operations

Within Australia, the Company strives to comply with the spirit and the letter of all legislation affecting its operations. Outside Australia, the Company will abide by local laws in all countries in which it operates. Where those laws are not as stringent as the Company’s operating policies, particularly in relation to the environment, workplace practices, intellectual property and the giving of “gifts”, Company policy will prevail.

How the Company Monitors and Ensures Compliance with its Code

The Board, management and all employees of the Company are committed to implementing this ‘Code of Business Conduct and Ethics’ and each individual is accountable for such compliance. Disciplinary measures may be imposed for violating the Code.

35

PRANA Biotechnology Limited ANNUAL REPORT 2013

Auditors’ Independence Declaration

Auditor's Independence Declaration

As lead auditor for the audit of Prana Biotechnology Limited for the year ended 30 June 2013, I declare that to the best of my knowledge and belief, there have been:

a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b)	no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Prana Biotechnology Limited and the entities it controlled during the period.

Andrew Barlow	Melbourne
Partner	30 August 2013
PricewaterhouseCoopers

PricewaterhouseCoopers, ABN 52 780 433 757

Freshwater Place, 2 Southbank Boulevard, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001

T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

36

PRANA Biotechnology Limited ANNUAL REPORT 2013

Annual Financial Report

For the year ended 30 June 2013

37

PRANA Biotechnology Limited ANNUAL REPORT 2013	Annual Financial Report

Statement of Comprehensive Income

For the year ended 30 June 2013

		Consolidated Entity
		2013	2012
	Note	$	$
Revenue from ordinary activities	3	150,867	186,664
Other income	3	4,488,526	2,340,851

Intellectual property expenses	4	(294,894)	(261,706)
Auditor and accounting expenses	4	(166,086)	(153,597)
Research and development expenses	4	(7,946,005)	(4,228,719)
Corporate Personnel expenses	4	(2,556,243)	(1,858,562)
Depreciation expenses	4	(23,130)	(19,621)
Other expenses	4	(1,187,083)	(1,107,283)
Travel expenses	4	(131,710)	(91,624)
Public relations and marketing expenses	4	(136,186)	(124,970)
Foreign exchange gain (loss)	4	140,761	45,959
Gain (loss) on fair valuation of financial liabilities	4	(126,059)	33,139
Loss before income tax expense		(7,787,242)	(5,239,469)
Income Tax Expense	5	-	-
Loss for the period		(7,787,242)	(5,239,469)
Other comprehensive income		-	-
Total comprehensive loss for the year		(7,787,242)	(5,239,469)

Loss per share attributable to the ordinary equity holders of the Company:		Cents	Cents
Basic loss per share (cents per share)	8a	(2.30)	(1.82)
Diluted loss per share (cents per share)	8b	(2.30)	(1.82)

The accompanying notes form part of these financial statements.

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PRANA Biotechnology Limited ANNUAL REPORT 2013	Annual Financial Report

Statement of Financial Position

As at 30 June 2013

		Consolidated Entity
		2013	2012
	Note	$	$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	9	13,346,760	5,636,469
Trade and other receivables	10	3,523,938	1,550,836
Other current assets	12	112,242	68,675
TOTAL CURRENT ASSETS		16,982,940	7,255,980

NON-CURRENT ASSETS
Plant and equipment	11	46,893	48,051
Other non-current assets	12	43,988	37,837
TOTAL NON-CURRENT ASSETS		90,881	85,888
TOTAL ASSETS		17,073,821	7,341,868

LIABILITIES
CURRENT LIABILITIES
Trade and other payables	13	1,775,666	961,954
Other financial liabilities	14	870,801	335,903
Provisions	15	419,176	362,795
Unearned income		33,332	50,831
TOTAL CURRENT LIABILITIES		3,098,975	1,711,483

NON-CURRENT LIABILITIES
Provisions	15	133	6,938
TOTAL NON-CURRENT LIABILITIES		133	6,938
TOTAL LIABILITIES		3,099,108	1,718,421
NET ASSETS		13,974,713	5,623,447

EQUITY
Issued capital	17	101,379,111	86,134,077
Reserves	19	10,526,925	9,633,451
Accumulated losses	18	(97,931,323)	(90,144,081)
TOTAL EQUITY		13,974,713	5,623,447

The accompanying notes form part of these financial statements.

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PRANA Biotechnology Limited ANNUAL REPORT 2013	Annual Financial Report

Statement of Changes in Equity

For the year ended 30 June 2013

		Issued and Unissued		Accumulated
Consolidated Entity	Note	Capital	Reserves	Losses	Total
		$	$	$	$
Balance at 30 June 2011		82,340,819	9,494,995	(84,904,612)	6,931,202
Transactions with owners in their capacity as owners:
Shares issued gross of costs	17	3,894,194	-	-	3,894,194
Options exercised	17 & 19	120,536	(120,536)	-	-
Options issued	19	-	286,866	-	286,866
Options lapsed	19	-	(75,022)	-	(75,022)
Transaction costs	17	(221,472)	-	-	(221,472)
Share options - value of employee services		-	47,148	-	47,148
		3,793,258	138,456	-	3,931,714
Loss for the year	18	-	-	(5,239,469)	(5,239,469)
Total comprehensive income for the year		-	-	(5,239,469)	(5,239,469)
Balance at 30 June 2012		86,134,077	9,633,451	(90,144,081)	5,623,469
Transactions with owners in their capacity as owners:
Shares issued gross of costs	17	16,260,809	-	-	16,260,809
Options issued	19	-	893,474	-	893,474
Transaction costs	17	(1,015,775)	-	-	(1,015,775)
		15,245,034	893,474	-	16,138,508
Loss for the year	18	-	-	(7,787,242)	(7,787,242)
Total comprehensive income for the year		-	-	(7,787,242)	(7,787,242)
Balance at 30 June 2013		101,379,111	10,526,925	(97,931,323)	13,974,713

The accompanying notes form part of these financial statements.

40

PRANA Biotechnology Limited ANNUAL REPORT 2013	Annual Financial Report

Cash Flow Statement

For the year ended 30 June 2013

		Consolidated Entity
	Note	2013	2012
		$	$
CASH FLOWS RELATED TO OPERATING ACTIVITIES
Payments to suppliers and employees		(10,650,823)	(7,874,010)
Interest received		93,789	186,794
Grants received		107,097	144,345
R&D tax refund		2,492,683	691,301
Other		6,000	5,664
NET OPERATING CASH FLOWS	23a	(7,951,254)	(6,845,906)

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Payments for purchases of plant and equipment		(22,000)	(26,763)
Payment for rental security deposits		(6,151)	-
NET INVESTING CASH FLOWS		(28,151)	(26,763)

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Proceeds from issues of securities		16,260,806	3,843,495
Transaction costs relating to equity issuances		(1,015,775)	(221,472)
Proceeds from borrowings		337,000	-
NET FINANCING CASH FLOWS		15,582,031	3,622,023
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		7,602,626	(3,250,646)
Cash and cash equivalents at the beginning of the year		5,636,469	8,838,245
Effects of exchange rate changes on cash and cash equivalents		107,665	48,870
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	9	13,346,760	5,636,469

The accompanying notes form part of these financial statements.

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PRANA Biotechnology Limited ANNUAL REPORT 2013	Annual Financial Report

Notes to the Financial Statements

For the year ended 30 June 2013

Note 1: Statement of Significant Accounting Policies

The financial report of Prana Biotechnology Limited for the year ended 30 June 2013 was authorised for issue in accordance with a resolution of the Directors on 30 August 2013.

The principal accounting policies adopted in the preparation of these financial statements are set out below.

These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the Company consisting of Prana Biotechnology Limited and its subsidiaries.

Statement of Compliance

The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001, Australian accounting standards and other authoritative pronouncements from the Australian Accounting Standards Board. The consolidated financial statements of the Company also complies with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB).

Basis of Preparation

Prana Biotechnology Limited is a for-profit entity for the purpose of preparing the financial statements.

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial liabilities at fair value through profit or losses.

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The accounting policies set out below have been applied in preparing the financial statements for the year ended 30 June 2013 and the comparative information presented in these financial statements for the year ended 30 June 2012. Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosure.

Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Going Concern Basis

The Company is a development stage medical biotechnology company and as such expects to be utilising cash until its research activities have become marketable. For the year ended 30 June 2013, the Company incurred an operating loss of A$7.8 million (2012: A$5.2 million) and an operating cash outflow of A$8.0 million (2012: A$6.8 million). As at year end the net assets of the Company stood at A$14.0 million (2012: A$5.6 million) and the cash position has increased to A$13.3 million from A$5.6 million at 30 June 2012.

The management of the Company believes that the going concern basis of preparation is appropriate based on the following:

•	On May 17, 2011 the Company filed a shelf registration statement on Form F-3 with the United States Securities and Exchange Commission to sell up to an aggregate US$50 million of its securities and on July 13, 2011 issued a Prospectus Supplement relating to the sale of 5 million American Depositary Receipts (“ADRs”) through an “at-the-market” (ATM) facility and appointed McNicoll, Lewis & Vlak LLC (“MLC”) as sales agent. At the Company’s discretion and instruction, MLV uses its commercially reasonable efforts to sell the ADRs at market prices from time to time, including sales made by means of ordinary brokers’ transactions on the NASDAQ Capital Market. As at the date of this report the Company sold 4,510,516 of its ADRs for aggregate gross proceeds of approximately A$10.14 million (US$10.06 million). Since the end of the reporting period to the time the financial statements were authorised for issue, the Company sold 922,251 of its ADRs for aggregate gross proceeds of approximately A$3.82 million (US$3.42 million) through its “at-the-market” facility.

•	Post June 30, 2013, 10 million unlisted options due to expire on September 11, 2013 were exercised for consideration of A$0.30 per share. The options were exercised into ordinary shares resulting in A$3 million received by the Company to fund operations.

•	Cash on hand as at June 30, 2013 plus subsequent capital inflows is considered to meet the Company’s forecast needs for, at least, the next 12 months.

•	In addition, the Company continues to pursue raising additional funds through alternative funding structures.

•	Notwithstanding, in the event that the Company will not have sufficient funds to effect its current plans through the above mentioned methods, the Company has the ability to scale down its operations and prioritise its research and development programs.

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PRANA Biotechnology Limited ANNUAL REPORT 2013	Annual Financial Report

On this basis the Directors are satisfied that the Company is a going concern and at this time are of the opinion that no asset is likely to be realised for an amount less than the amount at which it is recorded in the Statement of Financial Position as at 30 June 2013.

Therefore, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the Company not continue as a going concern.

R&D Tax Incentives

The Australian Government replaced the research and development tax concession with the research and development tax incentive from 1 July 2011. The new provisions provide refundable or non-refundable tax offsets. The research and development tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after 1 July 2011. A 45% refundable tax offset, equivalent to a deduction of 150%, will be available to eligible small companies with an annual aggregate turnover of less than $20 million. Eligible companies can receive a refundable tax offset of 45% of their research and development spending.

The Company’s research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from 1 July 2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. For the period to 30 June 2013 the Company has recorded an item in other income of A$3.47 million (2012: A$1.55 million) to recognise this amount which relates to this period.

Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Prana Biotechnology Limited as at 30 June 2013 and the results of all subsidiaries for the year then ended. Prana Biotechnology and its subsidiaries together are referred to in this financial report as the Company.

Subsidiaries are all those entities (including special purpose entities) over which the Company has the power to govern the financial and operating policies, generally accompanying a shareholder of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

In preparing the consolidated financial statements, all intercompany balances and transactions, and unrealised profits/losses arising within the consolidated entity are eliminated in full. Investments in subsidiaries are accounted for at cost in the individual financial statements of Prana Biotechnology Limited.

(b) Income Tax

Current tax

Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or loss for the period. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by reporting date. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

Deferred tax

Deferred tax is accounted for using the liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items.

In principle, deferred tax assets and liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused tax losses and tax offsets can be utilised. However, deferred tax assets and liabilities are not recognised if the temporary differences giving rise to them arise from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither taxable income nor accounting profit or loss.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries except where the Company is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with these investments are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realised or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by reporting date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Current and deferred tax for the period

Current and deferred tax is recognised as an expense or income in the Statement of Comprehensive Income, except when it relates to items credited or debited directly to equity, in which case the deferred tax is also recognised directly in equity, or where it arises from the initial accounting for a business combination, in which case it is taken into account in the determination of goodwill.

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PRANA Biotechnology Limited ANNUAL REPORT 2013	Annual Financial Report

The Company has significant unused tax losses and as such a significant deferred tax asset; however, the deferred tax asset has not been recognised, as it is not probable that future taxable profit will be available which the unused losses and unused tax credits can be utilised, given the nature of the Company’s business (research and development) and its history of losses.

(c) Plant and Equipment

Plant and equipment is measured at historical cost less accumulated depreciation and impairment.

Historical cost includes expenditure that is directly attributable to the acquisition of the item.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced. All other repairs and maintenance are charged to the Statement of Comprehensive Income during the reporting period in which they are incurred.

Depreciation

Depreciation is provided on plant and equipment. Depreciation is calculated on a straight-line method to allocate their cost, net of their residual values, over their estimated useful lives.

The following estimated useful lives are used in the calculation of depreciation:

Class of Fixed Asset	Depreciation Rate
Furniture & fittings	5-33%
Computer equipment	33%
Plant & equipment	10-33%
Leasehold improvements	33%

Leasehold improvements are depreciated over the shorter of the lease term and useful life.

The depreciation method, residual values and useful lives are reviewed, and adjusted if appropriate, at each annual reporting period.

(d) Leases

Leases in which a significant proportion of the risks and rewards of ownership are not transferred to the Company as leasee are classified as operating leases.

Operating lease payments are recognised as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

(e) Financial Instruments

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the reporting date which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the Statement of Financial Position.

Warrants and Options

Under AASB 132: Financial Instruments: Disclosure and Presentation (‘AASB 132’), options and warrants issued for other than goods and services that are exercisable in a currency other than the functional currency of the Company and meet the definition of a liability are recorded as financial liabilities rather than equity. Refer to accounting policy (r) share-base payments for the accounting policy for warrants and options issued as share-based payments for goods or services.

Warrants and options recorded as financial liabilities under AASB 132 are valued at fair value using the Black-Scholes model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations. At each reporting date, the options and warrants are re-valued to their current fair value, with the difference in fair value recorded in the Statement of Comprehensive Income.

(f) Impairment of Assets

At each reporting date, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any).

Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets not yet available for use are tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised in the Statement of Comprehensive Income immediately.

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PRANA Biotechnology Limited ANNUAL REPORT 2013	Annual Financial Report

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is reversed to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years.

A reversal of an impairment loss is recognised in the Statement of Comprehensive Income immediately.

(g) Intangible assets

Research and development

Expenditure during the research phase of a project is recognised as an expense when incurred. Where no internally generated intangible assets can be recognised, development expenditure is recognised as an expense in the period as incurred. Development costs are capitalised if and only if, all of the following are demonstrated:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	the intention to complete the intangible asset and use or sell it;

•	the ability to use or sell the intangible asset;

•	how the intangible asset will generate probable future economic benefits;

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

Internally-generated intangible assets, capitalised development costs, are stated at cost less accumulated amortisation and impairment, and are amortised on a straight-line basis over their useful lives.

(h) Foreign Currency Transactions and Balances

Functional and Presentation Currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollars, which is Prana Biotechnology Limited’s functional and presentation currency.

Foreign currency transactions

All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction (spot rates). Foreign currency monetary items at reporting date are translated at the exchange rate existing at reporting date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.

Exchange differences are recognised in the Statement of Comprehensive Income in the period in which they arise except for exchange difference on monetary items receivable from or payable to a foreign operation for which settlement is neither planned or likely to occur, which form part of the net investment in a foreign operation, are recognised in the foreign currency translation reserve and recognised in profit or loss on disposal of the net investment.

Controlled entities

The results and financial position of all the Company’s entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each Statement of Financial Position presented are translated at the closing rate at the date of that Statement of Financial Position,

•	income and expenses for each Statement of Comprehensive Income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•	all resulting exchange differences are recognised in other comprehensive income.

(i) Employee Benefits

Provision is made for the Company’s liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs.

Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Consideration is given to expected future wage and salary levels and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(j) Provisions

Provisions are recognised when the Company has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

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PRANA Biotechnology Limited ANNUAL REPORT 2013	Annual Financial Report

(k) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less.

(l) Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. Revenue is made up of interest income which is recognised on a time proportion basis using the effective interest method.

(m) Grants

Grants are recognised when there is reasonable assurance that the grant will be received and all grant conditions will be complied with.

When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is expected to compensate.

(n) Other Income

Other income is recognised to the extent that it is probable that the economic benefits will flow to the entity and the income can be reliably measured.

(o) Goods and Services Tax (“GST”)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of expense. Receivables and payables in the Statement of Financial Position are shown inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the Cash Flow Statement on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

(p) Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Company prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(q) Borrowings

Loans and borrowings are initially recognised at the fair value of the consideration received, net of transaction costs. They are subsequently measured at amortised cost using the effective interest method.

Where there is an unconditional right to defer settlement of the liability for at least 12 months after the reporting date, the loads or borrowings are classified as non-current.

(r) Share-Based Payments

Equity-based compensation benefits are provided to directors, employees and consultants via the 2004 Australian Employee, Directors and Consultants Share and Option Plan & the 2004 US Employee, Directors and Consultants Share and Option Plan. Information relating to this plan is set out in Note 24.

The fair value of options granted under the 2004 Australian & US Employee, Directors and Consultants Share and Option Plan is recognised as an expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the recipients become unconditionally entitled to the options.

The fair value at grant date is determined using a Black-Scholes (for options without market condition) and Barrier Pricing (for options with market conditions) model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations. The expected price volatility is based on historical volatility, going back the number of years based on the life of the option.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of shares that will eventually vest.

(s) Loss per Share

Basic loss per share is determined by dividing the net loss after income tax expense by the weighted average number of ordinary shares outstanding during the financial period. For all periods presented, diluted loss per share is equivalent to basic loss per share as the potentially dilutive securities are excluded from the computation of diluted loss per share because the effect is anti-dilutive.

(t) Share Capital

Ordinary share capital is recognised as the fair value of the consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(u) Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method less provision for impairment.

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PRANA Biotechnology Limited ANNUAL REPORT 2013	Annual Financial Report

(v) Parent Information

The financial information for the parent entity, Prana Biotechnology Limited, disclosed in Note 2 has been prepared on the same basis as the consolidated statements, except as set out below:

Investments in Subsidiaries

Investments in subsidiaries are accounted for at cost in the financial statements of Prana Biotechnology Limited.

(w) New accounting standards and interpretations

The following amending Standards have been adopted from 1 July 2012. Adoption of these Standards did not have any effect on the financial position or performance of the Company:

Ref	Title	Summary
AASB 2011-9	Amendments to Australian Accounting Standards -Presentation of Other Comprehensive Income [AASB 1, 5, 7, 101, 112, 120, 121, 132, 133, 134, 1039 & 1049]	This standard requires entities to group items presented in other comprehensive income on the basis of whether they might be reclassified subsequently to profit or loss and those that will not.

Other than the amended accounting standards listed above, all other accounting standards adopted by the Company are consistent with the most recent Annual Report for the year ended 30 June 2012.

The following Australian Accounting Standards and Interpretations have recently been issued or amended but are not yet effective and therefore have not been adopted by the Company for the annual reporting period ended 30 June 2013:

			Application	Impact on
			date of	financial	Application
Reference	Title	Summary	standard	report	date

AASB 10	Consolidated Financial Statements	AASB 10 establishes a new control model that applies to all entities. It replaces parts of AASB 127 Consolidated and Separate Financial Statements dealing with the accounting for consolidated financial statements and UIG-112 Consolidation - Special Purpose Entities.	1 January 2013	No Impact	1 July 2013

The new control model broadens the situations when an entity is considered to be controlled by another entity and includes new guidance for applying the model to specific situations, including when acting as a manager may give control, the impact of potential voting rights and when holding less than a majority voting rights may give control.

Consequential amendments were also made to this and other standards via AASB 2011-7 and AASB 2012-10.

AASB 11	Joint Arrangements	AASB 11 replaces AASB 131 Interests in Joint Ventures and UIG-113 Jointly- controlled Entities - Non-monetary Contributions by Ventures.	1 January 2013	No Impact	1 July 2013

AASB 11 uses the principle of control in AASB 10 to define joint control, and therefore the determination of whether joint control exists may change. In addition it removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, accounting for a joint arrangement is dependent on the nature of the rights and obligations arising from the arrangement. Joint operations that give the venturers a right to the underlying assets and obligations themselves is accounted for by recognising the share of those assets and obligations. Joint ventures that give the venturers a right to the net assets is accounted for using the equity method.

Consequential amendments were also made to this and other standards via AASB 2011-7, AASB 2010-10 and amendments to AASB 128.

AASB 12	Disclosure of Interests in Other Entities	AASB 12 includes all disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. New disclosures have been introduced about the judgments made by management to determine whether control exists, and to require summarised information about joint arrangements, associates, structured entities and subsidiaries with non-controlling interests.	1 January 2013	No Impact	1 July 2013

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PRANA Biotechnology Limited ANNUAL REPORT 2013	Annual Financial Report

			Application	Impact on
			date of	financial	Application
Reference	Title	Summary	standard	report	date

AASB 13	Fair Value Measurement	AASB 13 establishes a single source of guidance for determining the fair value of assets and liabilities. AASB 13 does not change when an entity is required to use fair value, but rather, provides guidance on how to determine fair value when fair value is required or permitted. Application of this definition may result in different fair values being determined for the relevant assets.	1 January 2013	No Material Impact	1 July 2013

AASB 13 also expands the disclosure requirements for all assets or liabilities carried at fair value. This includes information about the assumptions made and the qualitative impact of those assumptions on the fair value determined.

Consequential amendments were also made to other standards via AASB 2011-8.

AASB 119	Employee Benefits	The main change introduced by this standard is to revise the accounting for defined benefit plans. The amendment removes the options for accounting for the liability, and requires that the liabilities arising from such plans is recognised in full with actuarial gains and losses being recognised in other comprehensive income. It also revised the method of calculating the return on plan assets.	1 January 2013	No Impact	1 July 2013

The revised standard changes the definition of short-term employee benefits. The distinction between short-term and other long-term employee benefits is now based on whether the benefits are expected to be settled wholly within 12 months after the reporting date.

Consequential amendments were also made to other standards via AASB 2011-10.

AASB 2012-2	Amendments to Australian Accounting Standards - Disclosures - Offsetting Financial Assets and Financial Liabilities	AASB 2012-2 principally amends AASB 7 Financial Instruments: Disclosures to require disclosure of the effect or potential effect of netting arrangements. This includes rights of set-off associated with the entity's recognised financial assets and liabilities on the entity's financial position, when the offsetting criteria of AASB 132 are not all met.	1 January 2013	No Impact	1 July 2013

AASB 2012-5	Amendments to Australian Accounting Standards arising from Annual Improvements 2009-2011 Cycle	AASB 2012-5 makes amendments resulting from the 2009-2011 Annual Improvements Cycle. The standard addresses a range of improvements, including the following:	1 January 2013	No Impact	1 July 2013

• Repeat application of AASB 1 is permitted (AASB 1)

• Clarification of the comparative information requirements when an entity provides a third balance sheet (AASB 101 Presentation of Financial Statements).

AASB 2012-9	Amendment to AASB 1048 arising from the withdrawal of Australian Interpretation 1039	AASB 2012-9 amends AASB 1048 Interpretation of Standards to evidence the withdrawal of Australian Interpretation 1039 Substantive Enactment of Major Tax Bills in Australia.	1 January 2013	No Impact	1 July 2013

AASB 2011-4	Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirements [AASB 124]	This amendment deletes from AASB 124 individual key management personnel disclosure requirements for disclosing entities that are not companies. It also removes the individual KMP disclosure requirements for all disclosing entities in relation to equity holdings, loans and other related party transactions.	1 July 2013	No Impact	1 July 2013

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PRANA Biotechnology Limited ANNUAL REPORT 2013	Annual Financial Report

			Application	Impact on
			date of	financial	Application
Reference	Title	Summary	standard	report	date

AASB 2012-3	Amendments to Australian Accounting Standards - Offsetting Financial Assets and Financial Liabilities	AASB 2012-3 adds application guidance to AASB 132 Financial Instruments: Presentation to address inconsistencies identified in applying some of the offsetting criteria of AASB 132, including clarifying the meaning of "currently has a legally enforceable right of set-off" and that some gross settlement systems may be considered equivalent to net settlement.	1 January 2014	No Impact	1 July 2014

Interpreta- tion 21	Levies	This Interpretation confirms that a liability to pay a levy is only recognised when the activity that triggers the payment occurs. Applying the going concern assumption does not create a constructive obligation.	1 January 2014	No Impact	1 July 2014

AASB 9	Financial Instruments

AASB 9 includes requirements for the classification and measurement of financial assets. It was further amended by AASB 2010-7 to reflect amendments to the accounting for financial liabilities.

These requirements improve and simplify the approach for classification and measurement of financial assets compared with the requirements of AASB 139. The main changes are described below.

(a)   Financial assets that are debt instruments will be classified based on (1) the objective of the entity’s business model for managing the financial assets; (2) the characteristics of the contractual cash flows.

(b)  Allows an irrevocable election on initial recognition to present gains and losses on investments in equity instruments that are not held for trading in other comprehensive income. Dividends in respect of these investments that are a return on investment can be recognised in profit or loss and there is no impairment or recycling on disposal of the instrument.

(c)  Financial assets can be designated and measured at fair value through profit or loss at initial recognition if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities, or recognising the gains and losses on them, on different bases.

(d)  Where the fair value option is used for financial liabilities the change in fair value is to be accounted for as follows:

•     The change attributable to changes in credit risk are presented in other comprehensive income (OCI)

•     The remaining change is presented in profit or loss

If this approach creates or enlarges an accounting mismatch in the profit or loss, the effect of the changes in credit risk are also presented in profit or loss.

Further amendments were made by AASB 2012-6 which amends the mandatory effective date to annual reporting periods beginning on or after 1 January 2015. AASB 2012-6 also modifies the relief from restating prior periods by amending AASB 7 to require additional disclosures on transition to AASB 9 in some circumstances.

Consequential amendments were also made to other standards as a result of AASB 9, introduced by AASB 2009-11 and superseded by AASB 2010-7 and 2010-10.

			1 January 2015	The company is still determining if there will be any potential impact	1 July 2015

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PRANA Biotechnology Limited ANNUAL REPORT 2013	Annual Financial Report

Note 2: Parent Information

The following information has been extracted from the books and records of the parent entity and has been prepared in accordance with the accounting standards.

	Parent Entity
	2013	2012
	$	$
Statement of Financial Position
ASSETS
Current Assets	16,982,940	7,255,980
Non-current Assets	92,296	87,303
TOTAL ASSETS	17,075,236	7,343,283

LIABILITIES
Current Liabilities	3,096,538	1,712,375
Non-current Liabilities	133	6,938
TOTAL LIABILITIES	3,096,671	1,719,313

EQUITY
Issued Capital	101,379,111	86,134,077
Reserves	10,526,925	9,633,451
Accumulated losses	(97,927,471)	(90,143,558)
TOTAL EQUITY	13,978,565	5,623,970
Statement of Comprehensive Income
Total profit/(loss)	(7,783,913)	(5,241,376)
Total comprehensive income/(loss)	(7,783,913)	(5,241,376)

Note 3: Revenue and other income

	2013	2012
	$	$
From ordinary activities:
Other revenue
Interest	150,867	186,664
Total other revenue	150,867	186,664
Other income
Donations	-	5,664
R&D Tax Concession	4,408,761	2,241,673
Michael J Fox Foundation Grant	79,765	93,514
Total other income	4,488,526	2,340,851

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PRANA Biotechnology Limited ANNUAL REPORT 2013	Annual Financial Report

Note 4: Loss for the year

	Note	2013	2012
		$	$
Loss before income tax has been determined after:
Expenses
Intellectual property expenses		294,894	261,706
Auditor and accounting expenses		166,086	153,597
Research and development expenses	4a	7,946,005	4,228,719
Corporate Personnel expenses
- Employee expenses		836,085	867,999
- Equity payments to employees		73,756	111,474
- Consultant and director expenses		761,584	745,167
- Equity payments to consultants and directors		800,833	32,000
- Defined contribution superannuation expenses		83,985	101,922
Total Corporate Personnel expenses*		2,556,243	1,858,562
Depreciation expenses		23,130	19,621
Other expenses
- Corporate compliance		251,552	403,981
- Office expenses		634,552	437,427
- Computer expenses		21,609	28,994
- Insurance		84,679	64,046
- Office rental under operating lease		177,015	161,291
- Interest Expense - ADDF		17,676	11,544
Total Other expenses		1,187,083	1,107,283
Travel expenses		131,710	91,624
Public relations and marketing expenses		136,186	124,970
Foreign exchange gain (loss)		(140,761)	(45,959)
Gain (loss) on fair valuation of financial liabilities		126,059	(33,139)

Total expenses		12,426,635	7,766,984

* Corporate Personnel expenses excludes salaries and fees paid to employees and consultants involved in research and development activities.

	2013	2012
	$	$
4a) Research and development expenses
Personnel expenses related to research and development	519,455	712,345
Research and development expenses [1]	7,426,550	3,516,374
Total Research and development expenses	7,946,005	4,228,719

1 Research and development expenses consist of expenses paid for contracted research and development activities conducted by third parties on behalf of the Company.

51

PRANA Biotechnology Limited ANNUAL REPORT 2013	Annual Financial Report

Note 5: Income Tax Expense

	2013	2012
	$	$
(a) Income tax expense
No income tax expense has arisen in the current or prior years from either current or deferred taxation.
(b) Numerical reconciliation of income tax expense to prima facie tax payable
Loss from continuing operations before income tax expense	(7,787,242)	(5,239,469)

Tax at the Australian rate of 30%	(2,336,173)	(1,571,841)
Effect of overseas tax rates	(499)	(286)
	(2,336,672)	(1,572,127)
Tax effects of amounts which are not deductible (taxable) in calculating taxable income
- entertainment	1,747	2,445
- other non deductible expenses	19	63
- share based payments	274,642	92,908
- research and development tax concession	(1,039,919)	(465,112)
- gain/(loss) on fair valuation of financial liabilities	(9,381)	9,942
	(3,109,563)	(1,931,881)
Adjustments for current tax of prior periods	1,408,791	336,146
	(1,700,772)	(1,595,736)
Future tax benefits not recognised as an asset	1,700,772	1,595,736
Income tax expense	-	-
(c) Amounts recognised directly in equity
No current or deferred tax amounts have been recognised in equity in the current or prior year.
(d) Tax losses
Unused tax losses for which no deferred tax asset has been recognised	118,556,562	113,231,080
Potential tax benefit at 30%	35,566,969	33,969,324
(e) Unrecognised temporary differences
Temporary differences for which no deferred tax asset has been recognised as recovery is not probable	(338,714)	433,178
- section 40-880 deductions	431,504	344,425
- accruals and provisions	(771,692)	283,327
- sundry items	1,474	(194,574)
Unrecognised deferred tax relating to the temporary differences	(101,614)	129,953

Potential future income tax benefits attributable to tax losses carried forward have not been brought to account at 30 June 2013 because the Directors do not believe that it is appropriate to regard realisation of the future income tax benefit as probable. The Company tax losses do not expire but are subject to a continuity of ownership test. Realisation of the benefit of tax losses would be subject to the Company satisfying the conditions for deductibility imposed by tax legislation and no subsequent changes in tax legislation adversely impacting the Company. The Company has made no assessment as to the satisfaction of deductibility conditions at 30 June 2013. Similarly, future benefits attributable to net temporary differences have not been brought to account as the Directors do not regard the realisation of such benefits as probable.

52

PRANA Biotechnology Limited ANNUAL REPORT 2013	Annual Financial Report

Note 6: Key Management Personnel Compensation

(a) Directors

The following persons were Directors of Prana Biotechnology Ltd during the financial year:

Name	Position
Mr Geoffrey Kempler	Executive Chairman and Chief Executive Officer
Mr Brian Meltzer	Non-Executive Independent Director
Dr George Mihaly	Non-Executive Independent Director
Mr Peter Marks	Non-Executive Independent Director
Mr Lawrence Gozlan	Non-Executive Independent Director

(b) Other Key Management Personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly during the financial year:

Name	Position
Mr Richard Revelins	Company Secretary and Chief Financial Officer
Ms Dianne Angus	Chief Operating Officer

(c) Key Management Personnel Compensation

	2013	2012
	$	$
Short-term employee benefits	1,079,590	1,034,718
Post-employment benefits	49,734	64,253
Long-term benefits	-	-
Termination benefits	-	-
Share-based payments	665,351	30,806
	1,794,675	1,129,777

53

PRANA Biotechnology Limited ANNUAL REPORT 2013	Annual Financial Report

(d) Options and Rights Holdings

The number of options over ordinary shares in the Company held during the financial year by each Director of Prana Biotechnology Ltd and other Key Management Personnel of the Company, including their personally related parties, are set out below:

	Balance at start of the year	Granted as Compensation	Options Exercised	Options Lapsed	Balance at end of the year	Vested and exercisable	Unvested
30 June 2013	No.	No.	No.	No.	No.	No.	No.
Directors
Mr Geoffrey Kempler	-	4,000,000	-	-	4,000,000	4,000,000	-
Mr Brian Meltzer	-	1,000,000	-	-	1,000,000	1,000,000	-
Dr George Mihaly	-	1,000,000	-	-	1,000,000	1,000,000	-
Mr Peter Marks	-	1,000,000	-	-	1,000,000	1,000,000	-
Mr Lawrence Gozlan	-	1,000,000	-	-	1,000,000	1,000,000	-
Other Key Management Personnel
Mr Richard Revelins	-	1,000,000	-	-	1,000,000	1,000,000	-
Ms Dianne Angus	2,052,730	-	-	-	2,052,730	1,857,893	194,837
	2,052,730	9,000,000	-	-	11,052,730	10,857,893	194,837

	Balance at start of the year	Granted as Compensation	Options Exercised	Options Lapsed	Balance at end of the year	Vested and exercisable	Unvested
30 June 2012	No.	No.	No.	No.	No.	No.	No.
Directors
Mr Geoffrey Kempler	-	-	-	-	-	-	-
Mr Brian Meltzer	-	-	-	-	-	-	-
Dr George Mihaly	-	-	-	-	-	-	-
Mr Peter Marks	-	-	-	-	-	-	-
Mr Lawrence Gozlan*	-	-	-	-	-	-	-
Other Key Management Personnel
Mr Richard Revelins	-	-	-	-	-	-	-
Ms Dianne Angus	1,737,093	315,637	-	-	2,052,730	1,857,893	194,837
	1,737,093	315,637	-	-	2,052,730	1,857,893	194,837

* Opening balance on appointment as a Director on 8 August 2011

All vested options are exercisable at the end of the year.

54

PRANA Biotechnology Limited ANNUAL REPORT 2013	Annual Financial Report

(e) Shareholdings

The number of shares in the Company held during the financial year by each Director of Prana Biotechnology Limited and other Key Management Personnel other than for remuneration, including their personally related parties, are set out below:

	Balance at the start of the year	Received as Compensation	Options Exercised	Net Change Other	Balance at the end of the year
30 June 2013	No.	No.	No.	No.	No.
Directors
Mr Geoffrey Kempler	17,811,000	-	-	-	17,811,000
Mr Brian Meltzer	326,666	-	-	-	326,666
Dr George Mihaly	226,666	-	-	-	226,666
Mr Peter Marks	43,111	-	-	-	43,111
Mr Lawrence Gozlan	-	-	-	-	-
Other Key Management Personnel
Mr Richard Revelins	20,308	-	-	-	20,308
Ms Dianne Angus	-	-	-	-	-
	18,427,751	-	-	-	18,427,751

	Balance at the start of the year	Received as Compensation	Options Exercised	Net Change Other**	Balance at the end of the year
30 June 2012	No.	No.	No.	No.	No.
Directors
Mr Geoffrey Kempler	17,055,000	-	-	756,000	17,811,000
Mr Brian Meltzer	326,666	-	-	-	326,666
Dr George Mihaly	226,666	-	-	-	226,666
Mr Peter Marks	43,111	-	-	-	43,111
Mr Lawrence Gozlan*	-	-	-	-	-
Other Key Management Personnel
Mr Richard Revelins	20,308	-	-	-	20,308
Ms Dianne Angus	100,000	-	-	(100,000)	-
	17,771,751	-	-	656,000	18,427,751

* Opening balance on appointment as a Director on 8 August 2011

** Net change other refers to shares purchased or sold during the financial year.

(f) Loans to Key Management Personnel

There were no loans made to the Directors or other Key Management Personnel, including their personally related parties.

(g) Other transactions with Key Management Personnel

There were no further transactions with Key Management Personnel not disclosed above.

55

PRANA Biotechnology Limited ANNUAL REPORT 2013	Annual Financial Report

Note 7: Auditor’s Remuneration

	2013	2012
	$	$
Audit services
PricewaterhouseCoopers Australian Firm
Audit and review of financial reports – current year	164,060	145,000
Total remuneration for audit services	164,060	145,000

No non-audit services have been provided by PricewaterhouseCoopers during the 2013 and 2012 financial years.

Note 8: Loss per Share

		2013	2012
		(cents)	(cents)
(a)	Basic loss per share	(2.30)	(1.82)
(b)	Diluted loss per share	(2.30)	(1.82)

(c)	Reconciliation of earnings to loss	$	$
	Loss used to calculate basic loss per share	(7,787,242)	(5,239,469)
	Loss used to calculate diluted loss per share	(7,787,242)	(5,239,469)

		No.	No.
(d)	Weighted average number of ordinary shares outstanding during the year used in calculating basic loss per share	338,700,006	287,765,812
	Weighted average number of ordinary shares outstanding during the year used in calculating diluted loss per share	338,700,006	287,765,812

(e)	Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share. Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share. All the options on issue do not have the effect to dilute the loss per share. Therefore they have been excluded from the calculation of diluted loss per share.

Note 9: Cash and Cash Equivalents

	2013	2012
	$	$
Cash at bank and in hand	13,346,760	5,636,469
	13,346,760	5,636,469

The floating interest rates on cash at bank and in hand and deposits was between 0.03% and 4.45% (2012: 0.20% and 3.50%).

	2013	2012
	$	$
Reconciliation of cash

Cash at the end of the financial year as shown in the Cash Flow Statement is reconciled to items in the Statement of Financial Position as follows:
Cash and cash equivalents	13,346,760	5,636,469

56

PRANA Biotechnology Limited ANNUAL REPORT 2013	Annual Financial Report

Note 10: Trade and Other Receivables

	2013	2012
	$	$
Trade receivables

Accrued income, primarily relates to R&D tax credit receivable from the Australian Taxation Office	3,523,938	1,550,836
Total Trade and Other Receivables	3,523,938	1,550,836

Note 11: Plant and Equipment

	2013	2012
	$	$
Plant and equipment
At cost	166,264	166,299
Accumulated depreciation	(166,253)	(163,457)
Net book value	11	2,842
Computer Equipment
At cost	165,146	144,225
Accumulated depreciation	(129,585)	(112,746)
Net book value	35,561	31,478
Furniture and Fittings
At cost	37,598	37,278
Accumulated depreciation	(26,277)	(23,547)
Net book value	11,321	13,731
Leasehold Improvements
At cost	75,659	75,659
Accumulated depreciation	(75,659)	(75,659)
Net book value	-	-
Total net book value	46,893	48,051

Movements in Carry Amounts

Movements in carrying amounts for each class of plant and equipment between the beginning and the end of the current financial year.

	Plant and Equipment	Computer Equipment	Furniture and Fittings	Leasehold Improvements	Total
2013	$	$	$	$	$

Balance at the beginning of year	2,842	31,478	13,731	-	48,051
Additions	-	21,652	320	-	21,972
Disposals	-	-	-	-	-
Depreciation expense	(2,831)	(17,569)	(2,730)	-	(23,130)
Net book value at the end of year	11	35,561	11,321	-	46,893

57

PRANA Biotechnology Limited ANNUAL REPORT 2013	Annual Financial Report

Movements in Carry Amounts

Movements in carrying amounts for each class of plant and equipment between the beginning and the end of the prior financial year.

	Plant and	Computer	Furniture	Leasehold
	Equipment	Equipment	and Fittings	Improvements	Total
2012	$	$	$	$	$
Balance at the beginning of year	8,001	16,466	16,442	-	40,909
Additions	-	26,763	-	-	26,763
Disposals	-	-	-	-	-
Depreciation expense	(5,159)	(11,751)	(2,711)	-	(19,621)
Net book value at the end of year	2,842	31,478	13,731	-	48,051

Note 12: Other Assets

	2013	2012
	$	$
CURRENT
Prepayments	110,373	67,463
Other Receivable	1,869	1,212
	112,242	68,675
NON-CURRENT
Rental Deposits	43,988	37,837
	43,988	37,837

Note 13: Trade and Other Payables

	2013	2012
	$	$
CURRENT
Trade payables	278,641	202,347
Sundry payables and accrued expenses	1,497,025	759,607
	1,775,666	961,954

Note 14: Financial Liabilities

		2013	2012	2013	2012
	Note	No.	No.	$	$
CURRENT
Convertible Promissory Note	(a)	-	-	802,641	299,012
Warrants over ordinary shares	(b)	612,397	612,397	68,160	36,891
				870,801	335,903

58

PRANA Biotechnology Limited ANNUAL REPORT 2013	Annual Financial Report

a. Convertible Promissory Note

In the Financial Year ended 30 June 2011 the Company entered into an agreement with the Alzheimer’s Drug Discovery Foundation (“ADDF”) to receive a Grant of up to US$700,000, receivable in two instalments of US$350,000. As at 30 June 2013 both instalments totaling US$700,000 have been received. As a condition to receiving the Grant and on execution of the agreement, the Company executed a Convertible Promissory Note, which is equal to the amount of the first instalment. This Convertible Promissory Note will govern the terms of repayment of the Grant or the conversion into ordinary shares of the Company. Further, as a condition to receiving the Grant, on receipt of each instalment, the Company shall execute a Warrant to ADDF to purchase ordinary shares of the Company.

The Convertible Promissory Note is classified as a financial liability in accordance with AASB 132 and AASB 139 for recognition and measurement.

The terms of the Convertible Promissory Note are as follows:

•	Interest Payable - Per annum rate equal to the United States “prime” rate as published by the Wall Street Journal, compounds annually and payable at maturity.

•	Maturity - All unpaid principal, together with any unpaid and accrued interest, will be due and payable on the 3rd anniversary of the date of the agreement.

•	Note holder conversion - Upon the Company closing an equity financing of at least US$1M, excluding the principle amount of the Notes, the outstanding principal, together with unpaid and accrued interest, the Note holder may elect to convert the total outstanding amounts into units of securities issued in the equity financing at a conversion price equal to the lowest per unit price paid by investors in that financing.

•	Company conversion - If, at any time, any unpaid principal, together with any unpaid and accrued interest, would be due and payable by the Company to the Note holder in cash and the Company does not have the capacity to repay the total outstanding amounts in cash, the Company may elect to substitute an issue of ordinary shares equal to the total outstanding amount at a 20% discount to a 5 day VWAP.

b. Warrants over ordinary shares

As per an agreement with the Alzheimer’s Drug Discovery Foundation, the Company issued 612,397 Warrants over ordinary shares to the ADDF representing 30% of the value of the first tranche of a Grant of US$350,000 received during the financial year ended 30 June 2011.

The warrants are convertible to Ordinary Shares on or before 25 February 2016 at an exercise price of AUD$ 0.17 per warrant.

Under AASB 132 paragraph 11, the warrants associated with this transaction are required to be classified as a Financial Liability, as opposed to Issued Capital.

On initial recognition the Warrants are measured at fair value on the Statement of Financial Position. At each reporting date the Financial Liability representing the Warrants are required to be re-valued to fair value with the movement in the fair value recorded in the Statement of Comprehensive Income.

Note 15: Provisions

		2013	2012
	Note	$	$
a) Aggregate Employee Benefits Liability
CURRENT
Annual leave		179,609	159,557
Long service leave	(i)	239,567	203,238
		419,176	362,795
NON-CURRENT
Long service leave		133	6,938
		133	6,938

		No.	No.
b) Number of Employees at Year-end		9	8

A provision has been recognised for employee entitlements relating to long service leave. In calculating the present value of future cash flows in respect of long service leave, the probability of long service leave being taken is based on historical data. The measurement and recognition criteria relating to employee benefits has been included in Note 1 to this report.

59

PRANA Biotechnology Limited ANNUAL REPORT 2013	Annual Financial Report

(i) Amounts not expected to be settled within the next 12 months

The current provision for long service leave includes all unconditional entitlements where employees have completed the required period of service and also those where employees are entitled to pro-rata payments in certain circumstances. The entire amount is presented as current, since the Company does not have an unconditional right to defer settlement. However, based on past experience, the Company does not expect all employees to take the full amount of accrued long service leave or require payment within the next 12 months. The following amounts reflect leave that is not to be expected to be taken or paid within the next 12 months.

	2013	2012
	$	$
Long service leave obligation expected to be settled after 12 months	239,567	203,238

c) Movements in provisions

Movements in each class of provision during the financial year are set out below:

	2013	2012
	$	$
Annual leave
Carrying amount at start of year	159,557	142,521
Charged/(credited) to profit or loss
- additional provisions recognised	126,926	109,132
- unused amounts reversed	-	(920)
Amounts used during the year	(106,874)	(91,176)
Carrying amount at end of year	179,609	159,557
Long service leave
Carrying amount at start of year	210,176	181,830
Charged/(credited) to profit or loss
- additional provisions recognised	29,524	41,422
- unused amounts reversed	-	(13,076)
Amounts used during the year	-	-
Carrying amount at end of year	239,700	210,176
	419,309	369,733

Note 16: Unearned Income

	2013	2012
	$	$
Unearned income: Michael J Fox Foundation Grant	33,332	50,831
	33,332	50,831

60

PRANA Biotechnology Limited ANNUAL REPORT 2013	Annual Financial Report

Note 17: Contributed Equity

	Note	2013	2012
		$	$
381,610,426 (2012: 297,980,818) fully paid ordinary shares	17a	98,677,467	83,432,433
Nil (2012: Nil) options over fully paid ordinary shares	17b	2,701,644	2,701,644
		101,379,111	86,134,077

(a) Ordinary Shares		2013		2012
		No.	$	No.	$
At the beginning of reporting period		97,980,818	83,432,433	75,286,783	79,639,175
Shares issued during the year	(i)	83,629,608	16,260,809	22,352,170	3,894,194
Shares issued on exercise of options	(ii)	-	-	341,865	120,536
Transaction costs relating to share issues		-	(1,015,775)	-	(221,472)
At reporting date		381,610,426	98,677,467	297,980,818	83,432,433

Ordinary shares participate in dividends and the proceeds on winding up of the Company in proportion to the number of shares held. At the shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

(i) Shares issued during the year

2013	Details	Number	Issue Price $	$
24 August 2012	Issued as part of a capital raising	1,364,190	0.18	239,238
27 August 2012	Issued as part of a capital raising	1,656,440	0.17	288,162
28 August 2012	Issued as part of a capital raising	52,000	0.17	8,970
29 August 2012	Issued as part of a capital raising	164,770	0.17	28,252
31 August 2012	Issued as part of a capital raising	347,000	0.17	58,771
3 September 2012	Issued as part of a capital raising	816,330	0.17	138,954
4 September 2012	Issued as part of a capital raising	169,060	0.17	27,909
14 September 2012	Issued as part of a capital raising	1,249,450	0.19	242,432
17 September 2012	Issued as part of a capital raising	2,507,610	0.20	507,067
18 September 2012	Issued as part of a capital raising	354,500	0.20	70,973
25 September 2012	Issued as part of a capital raising	1,196,500	0.25	296,530
26 September 2012	Issued as part of a capital raising	189,210	0.24	46,289
27 September 2012	Issued as part of a capital raising	121,350	0.22	27,055
28 September 2012	Issued as part of a capital raising	20,700	0.23	4,665
8 October 2012	Issued as part of a capital raising	32,500,000	0.18	6,012,500
1 March 2013	Issued to a consultant [1]	110,000	0.20	22,000
7 March 2013	Issued as part of a capital raising	1,843,240	0.27	502,879
7 March 2013	Issued as part of a capital raising	1,499,870	0.27	407,541
8 April 2013	Issued as part of a capital raising	25,641,030	0.20	5,000,001
8 April 2013	Issued as part of a capital raising	1,045,150	0.21	218,981
8 April 2013	Issued as part of a capital raising	244,740	0.22	53,110
8 April 2013	Issued as part of a capital raising	165,980	0.22	36,284
3 May 2013	Issued as part of a capital raising	10,370,488	0.19	2,022,245
		83,629,608		16,260,809

1 Equity was issued for nil consideration and valued by the Company based on the market price per share on grant date.

61

PRANA Biotechnology Limited ANNUAL REPORT 2013	Annual Financial Report

2012	Details	Number	Issue Price $	$
15 September 2011	Issued as part of a capital raising	196,000	0.19	36,827
19 September 2011	Issued as part of a capital raising	4,913,630	0.21	1,031,094
20 September 2011	Issued as part of a capital raising	1,211,970	0.18	223,976
17 November 2011	Issued as part of a capital raising	1,052,000	0.16	169,980
23 November 2011	Issued as part of a capital raising	2,736,530	0.17	461,556
9 January 2012	Issued as part of a capital raising	3,396,190	0.16	536,228
10 January 2012	Issued as part of a capital raising	712,350	0.15	103,893
11 January 2012	Issued as part of a capital raising	703,140	0.15	102,263
17 January 2012	Issued as part of a capital raising	312,070	0.15	45,687
30 January 2012	Issued as part of a capital raising	145,000	0.16	22,570
1 February 2012	Issued as part of a capital raising	405,150	0.16	65,549
1 February 2012	Issued to a consultant [1]	110,000	0.17	18,700
7 February 2012	Issued as part of a capital raising	745,000	0.16	119,271
8 February 2012	Issued as part of a capital raising	1,250,030	0.17	207,627
9 February 2012	Issued as part of a capital raising	1,228,820	0.18	217,609
10 February 2012	Issued as part of a capital raising	460,110	0.18	83,430
16 February 2012	Issued as part of a capital raising	311,380	0.16	50,168
1 March 2012	Issued as part of a capital raising	183,000	0.16	29,042
21 March 2012	Issued as part of a capital raising	1,000,000	0.16	159,647
21 March 2012	Issued to a consultant [1]	200,000	0.16	32,000
29 March 2012	Issued as part of a capital raising	265,500	0.17	44,333
21 May 2012	Issued as part of a capital raising	366,020	0.16	59,799
25 May 2012	Issued as part of a capital raising	448,280	0.16	72,945
		22,352,170		3,894,194

1 Equity was issued for nil consideration and valued by the Company based on the market price per share on grant date.

(ii) Share issued on exercise of options

During the financial year ended 30 June 2013, no shares were issued on the exercise of options.

2012	Details	Number	Exercise Price $	$
22 December 2011	Exercise of options [1]	341,865	-	120,536
		341,865	-	120,536

1 Equity value is the fair value at grant date.

	2013		2012
(b) Options	No.	$	No.	$
At the beginning of reporting period		2,701,644		2,701,644
At reporting date		2,701,644		2,701,644

62

PRANA Biotechnology Limited ANNUAL REPORT 2013	Annual Financial Report

Note 18: Accumulated Losses

	2013	2012
	$	$
The movement in accumulated losses during the year were as follows:
Balance at the beginning of reporting period	(90,144,081)	(84,904,612)
Loss for the year	(7,787,242)	(5,239,469)
Balance at the end of reporting period	(97,931,323)	(90,144,081)

Note 19: Reserves

		2013	2012
	Note	$	$
Share based payment reserve
35,544,121 (2012: 28,360,328) options over fully paid ordinary shares	19a	8,557,928	7,664,454
Nil (2012: 380,000) options over ADRs	19b	1,515,434	1,515,434
Nil (2012: Nil) warrants over ADRs	19c	453,563	453,563
		10,526,925	9,633,451

		2013		2012
(a) Options over fully paid ordinary shares		No.	$	No.	$
At the beginning of reporting period		28,360,328	7,664,454	26,043,956	7,525,998
Options issued during year	(i)	10,683,793	893,474	4,158,674	286,866
Exercise of options	(ii)	-	-	(341,865)	(120,536)
Expiration of options	(iii)	(3,500,000)	-	-	-
Forfeiture of options	(iv)	-	-	(1,500,437)	(75,022)
Expense recorded over vesting period of options		-	-	-	47,148
At reporting date		35,544,121	8,557,928	8,360,328	7,664,454

(i) Options issued during year

2013	Details	Number	Option fair value $	$
12 December 2012	Issued to directors and key management personnel [1]	9,000,000	0.07	665,350
26 June 2013	Issued to employees [2]	641,923	0.14	86,969
26 June 2013	Issued to consultants [2]	1,041,870	0.14	141,155
		10,683,793		893,474

2012	Details	Number	Option fair value $	$
19 December 2011	Issued to consultants [3]	1,650,000	0.05	82,500
19 December 2011	Issued to employees [3]	850,437	0.05	42,522
21 March 2012	Issued to consultants [4]	650,000	0.10	63,440
21 March 2012	Issued to employees [4]	1,008,237	0.10	98,404
		4,158,674		286,866

(ii) Exercise of options

During the financial year ended 30 June 2013, no shares were issued on the exercise of options.

2012	Details	Number	Exercise Price $	$
22 December 2011	Exercise of options [5]	(341,865)	-	(120,536)
			(341,865)	(120,536)

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PRANA Biotechnology Limited ANNUAL REPORT 2013	Annual Financial Report

(iii) Expiration of options

2013	Details	Number	Exercise Price $	$
23 September 2012	Expired, unexercised, 23 September 2012 [6]	(3,500,000)	-	-
		(3,500,000)		-

(iv) During the financial year ended 30 June 2013 no options were forfeited.

2012	Details	Number	Exercise Price $	$
21 May 2012	Lapsed due to vesting conditions not being met [3]	(1,500,437)	-	(75,022)
		(1,500,437)		(75,022)

1 Options exercisable at $0.33 on or before 13 December 2017

2 Options exercisable at $0.37 on or before 25 June 2018

3 Options exercisable at $0.25 on or before 19 December 2014

4 Options exercisable at $0.25 on or before 20 March 2017

5 Options exercisable at $nil on or before 31 December 2011 with a share price hurdle of $0.50 for 5 consecutive trading days 6 Options exercisable at $0.30 on or before 23 September 2012

	2013		2012
(b) Options over ADRs [1]	No.	$	No.	$
At the beginning of reporting period	380,000	1,515,434	380,000	1,515,434
Expiration of options	(380,000)	-	-	-
At reporting date	-	1,515,434	380,000	1,515,434

1 Options exercisable at USD$5.00 on or before 17 December 2012. These options are convertible to ADRs, 1 ADR = 10 ordinary shares.

	2013		2012
(c) Warrants over ADRs 1 & 2	No.	$	No.	$
At the beginning of reporting period [1]	-	453,563	-	453,563
At the beginning of reporting period [2]	612,397	-	612,397	-
At reporting date	612,397	453,563	612,397	453,563

1 Warrants exercisable at USD$8.00 on or before 4 June 2009. These warrants are convertible to ADRs, 1 ADR = 10 ordinary shares. These warrants expired without being exercised on 4 June 2009.

2 Warrants exercisable at A$0.17 on or before 25 February 2016.

(d) Nature and purpose of reserve

The share based payments reserve is used to recognise the fair value of options and warrants issued to employees and consultants but not exercised.

Note 20: Contingent Liabilities and Contingent Assets

Majority of the contracts for the Company’s research and development programs have termination notice periods of 30 days. The Company has the ability to scale down its operations and prioritise its research and development programs to reduce capital expenditure if required. As at 30 June 2013, the Company had research and development termination commitments approximating $2 million. No liability has been recognised within these financial statements.

There are no other contingent assets or liabilities at the date of this report. The Company is not involved in any legal or arbitration proceedings and, so far as the Directors are aware, no such proceedings are pending or threatened against the company.

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PRANA Biotechnology Limited ANNUAL REPORT 2013	Annual Financial Report

Note 21: Segment Reporting

The Company’s activities are predominantly within Australia and cover research into Alzheimer’s Disease and other major age-related degenerative disorders.

Note 22: Commitments

Expenditure commitments relating to operating leases as detailed below, relate to the Company.

	2013	2012
Operating Lease Commitments	$	$
Non-cancellable operating leases contracted for but not capitalised in the financial statements
Payable - minimum lease payments
- not later than 12 months	171,647	49,284
- between 12 months and 5 years	63,924	11,616
- greater than 5 years	-	-
	235,571	60,900

The property lease is a non-cancellable lease with a 24 month term, with rent payable monthly in advance. Commencing 1 November 2012, the lease has been renewed for a term of 24 months expiring on 31 October 2014.

Other operation leases related to office administration have a 4 year term and expire 31 March 2016.

Details in relation to commitments under employee service agreements with Directors and Key Management Personnel are outlined in Section D of the Remuneration Report contained in the Directors’ Report.

Note 23: Cash Flow Information

	2013	2012
(a) Reconciliation of Cash Flow from Operations with Loss after Income Tax	$	$
Loss for the period	(7,787,242)	(5,239,468)
Add back depreciation expense	23,130	19,621
Add back (gain)/loss on fair value of financial liabilities	197,898	(23,669)
Add back share based payments expense	893,477	310,835
Loss on disposal of plant & equipment	(150)	762
(Increase)/Decrease in accounts receivable	(1,973,102)	(1,547,463)
(Increase)/Decrease in other current assets	(43,567)	21,913
Increase/(Decrease) in provisions	49,576	45,382
Increase/(Decrease) in accounts payable	817,041	(435,779)
Increase/(Decrease) in other current liabilities	(17,499)	50,831
Add back foreign exchange	(110,816)	(48,870)
Cash flow from operations	(7,951,254)	(6,845,906)

(b) Non-cash Financing and Investing Activities

See Notes 17 and 19 for equity issued for nil consideration.

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PRANA Biotechnology Limited ANNUAL REPORT 2013	Annual Financial Report

Note 24: Share-based Payments

At the Annual General Meeting held on 17 November 2004, Shareholders approved the establishment of a new Employee and Consultant Plan designed to reward Executives, Employees and/or Consultants for their contributions to the consolidated entity. The plan is to be used as a method of retaining key personnel for the growth and development of the Company’s intellectual property rights. Due to the Company’s US presence, a US plan and an Australian plan were developed. At 30 June 2013 equity had been issued to 1 previous Director, while a Director, under the US plan and 6 Directors, 3 Key Management Personnel, 16 employees and 18 consultants under the Australian Plan.

2004 Australian Employee, Directors and Consultants Share and Option Plan - Shares

	2013	2012
	Number of Shares	Number of Shares
Outstanding at the beginning of the year	7,295,331	6,643,466
Granted	110,000	310,000
Forfeited	-	-
Exercised Options	-	341,865
Expired	-	-
Outstanding at year-end	7,405,331	7,295,331

Shares issued to employees and consultants were valued at the market price per share at date of grant. See Note 17 for further detail.

The weighted average fair value of the shares granted during the year was $0.20.

$22,000 is included under personnel expenses related to research and development expenses in the Statement of Comprehensive Income in the year ended 30 June 2013.

2004 Australian Employee, Directors and Consultants Share and Option Plan - Options

	2013		2012
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $
Outstanding at the beginning of the year	6,347,683	0.14	4,031,311	0.05
Granted	10,683,793	0.34	4,158,674	0.25
Lapsed	-	-	(1,500,437)	0.25
Forfeited	-	-	-	-
Exercised	-	-	(341,865)	-
Expired	-	-	-	-
Outstanding at year-end	17,031,476	0.23	6,347,683	0.14
Exercisable at year-end	16,010,786	0.28	5,326,993	0.16

The options outstanding at 30 June 2013 had a weighted average exercise price of $0.23 and a weighted average remaining contractual life of 3.51 years. Exercise prices range from nil to $0.37 in respect of options outstanding at 30 June 2013.

The weighted average fair value of the options granted during the year was $0.08.

This price was calculated by using a Barrier Pricing model applying the following inputs:

• Weighted average exercise price	$0.34
• Weighted average life of the option	5.00 years
• Underlying share price	$0.21
• Expected share price volatility	57.15%
• Risk free interest rate	2.83%

$18,884 is included under personnel expenses related to research and development expenses in the Statement of Comprehensive Income in the year ended 30 June 2013.

$874,589 is included under corporate personnel expenses in the Statement of Comprehensive Income in the year ended 30 June 2013. All equity issued under the plan has been expensed in current and prior periods.

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PRANA Biotechnology Limited ANNUAL REPORT 2013	Annual Financial Report

Share Based Payments outside of Employees’, Directors’ and Consultants’ Share and Option Plan

	2013		2012
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $
Outstanding at the beginning of the year	22,012,645	0.27	22,012,645	0.27
Granted	-	-	-	-
Forfeited	-	-	-	-
Exercised	-	-	-	-
Expired	(3,500,000)	0.30	-	-
Outstanding at year-end	18,512,645	0.27	22,012,645	0.27
Exercisable at year-end	18,512,645	0.27	22,012,645	0.27

There were no options exercised during the year ended 30 June 2013 outside of the plan.

There were no options granted during the year ended 30 June 2013 outside of the plan.

The options oustanding at 30 June 2013 had a weighted average exercise price of AUD$0.27 and a weighted average remaining contractual life of 0.90 years.

All equity issued outside of the plan has been expensed in prior periods.

2004 US ADR Option Plan – Options

	2013		2012
	Number of Options	Weighted Average Exercise Price USD$	Number of Options	Weighted Average Exercise Price USD$
Outstanding at the beginning of the year	380,000	5	380,000	5
Granted	-	-	-	-
Forfeited	-	-	-	-
Exercised	-	-	-	-
Expired	(380,000)	5	-	-
Outstanding at year-end	-	-	380,000	5
Exercisable at year-end	-	-	380,000	5

There were no options exercised during the year ended 30 June 2013 under this plan.

There were no options granted during the year ended 30 June 2013 under this plan.

There were no options outstanding at 30 June 2013, all options expired unexercised on 17 December 2012.

In the year ended 30 June and 2013, there was no value included under corporate personnel expenses in the Statement of Comprehensive Income related to equity issued under this plan. All equity issued under this plan has been expensed in prior periods.

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PRANA Biotechnology Limited ANNUAL REPORT 2013	Annual Financial Report

Note 25: Events occurring after the reporting date

Since the end of the reporting period to the time the financial statements were authorised for issue, the Company sold 922,251 of its ADRs for aggregate gross proceeds of approximately A$3.82 million (US$3.42 million) through its “at-the-market” facility.

Post June 30, 2013, 10 million unlisted options due to expire on September 11, 2013 were exercised for consideration of A$0.30 per share. The options were exercised into ordinary shares resulting in A$3 million received by the Company to fund operations.

No other matters or circumstances have arisen since the end of the reporting period, not otherwise disclosed in this report, which significantly affected or may significantly affect the operations of the Company, the result of those operations or the state of affairs of the Company in subsequent financial years.

Note 26: Related Party Transactions

There were no related party transactions other than those related to Director and Key Management Personnel remuneration and equity and transactions by the parent with its subsidiaries.

Note 27: Financial Risk Management

The Company’s activities expose it to a variety of financial risks including market risk, credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Company. Risk management is carried out under policies approved by the Board of Directors and overseen by the Audit, Risk and Compliance Committee.

(a) Market Risk

(i) Foreign Currency Risk

The Company engages in international purchase transactions and is exposed to foreign currency risk arising from various currency exposures, primarily with respect to the Australian dollar. The parent entity also has exposure to foreign exchange risk in the currency cash reserves it holds to meet its foreign currency payments. The Company does not make use of derivative financial instruments to hedge foreign exchange risk.

The following financial assets and liabilities are subject to foreign currency risk, the currency of the original amounts are displayed in brackets, all the amounts in the table below are displayed in $AUD at year-end spot rates:

	2013	2012
	$	$
Cash and cash equivalents ($USD)	2,035,621	3,925,155
Cash and cash equivalents (€EUR)	(43)	240,986
Cash and cash equivalents (£GBP)	-	523
Trade and other payables ($USD)	(108,654)	(20,679)
Trade and other payables (£GBP)	-	(13,839)
Total exposure	1,926,924	4,132,146

The Company has conducted a sensitivity analysis of the Company’s exposure to foreign currency risk. The Company is currently exposed to the US dollar (USD), Euro (EUR) and Great British Pound (GBP). The sensitivity analysis is conducted on a currency by currency basis using the sensitivity analysis variable, which has been based on the average annual movement in the AUD/USD, AUD/EUR and AUD/GBP exchange rates over the past 5 years based on the year-end spot rates. The variables for USD, EUR and GBP being 1%, 4% and 8% respectively.

Based on the financial instruments held at 30 June 2013, had the Australian dollar weakened/strengthened by 1% against the US dollar and 4% against the EURO with all other variables held constant, the Company’s post-tax profit for the year would have been $19,075 lower/$19,460 higher (2012: $47,917 lower/$49,470 higher), mainly as a result of foreign exchange gains/losses on translation of US dollar denominated financial instruments as detailed in the above table. The Company’s exposure to other foreign exchange movements is not material.

(ii) Interest Rate Risk

The Company’s exposure to interest rate risk, which is the risk that a financial instruments value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities.

The Company’s exposure to interest rate risk has not changed since the prior year.

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PRANA Biotechnology Limited ANNUAL REPORT 2013	Annual Financial Report

	Weighted		Fixed
	Average		Interest	Fixed	Fixed
	Effective	Floating	Rate	Interest	Interest	Non-
	Interest	Interest	Within	Rate	Rate Over	Interest
2013	Rate	Rate	Year	1 to 5 years	5 years	Bearing	Total
		$	$	$	$	$	$
Financial Assets
Cash and cash equivalents	3.07%	13,346,369	-	-	-	391	13,346,760
Receivables		-	-	-	-	3,523,938	3,523,938
Other current assets	1.18%	-	43,988	-	-	112,242	156,230
Total Financial Assets		13,346,369	43,988	-	-	3,636,571	17,026,928
Financial Liabilities
Trade and other payables		-	-	-	-	1,775,666	1,775,666
Other financial liabilities	1.05%	-	-	802,641	-	68,160	870,801
Total Financial Liabilities		-	-	802,641	-	1,843,826	2,646,467

	Weighted		Fixed
	Average		Interest	Fixed	Fixed
	Effective	Floating	Rate	Interest	Interest	Non-
	Interest	Interest	Within	Rate 1 to 5	Rate Over	Interest
2012	Rate	Rate	Year	years	5 years	Bearing	Total
		$	$	$	$	$	$
Financial Assets
Cash and cash equivalents	0.88%	5,633,858	-	-	-	2,611	5,636,469
Receivables		-	-	-	-	1,550,836	1,550,836
Other current assets	1.42%	-	37,837	-	-	68,675	106,512
Total Financial Assets		5,633,858	37,837	-	-	1,622,122	7,293,817
Financial Liabilities
Trade and other payables		-	-	-	-	961,954	961,954
Other financial liabilities	0.83%	-	-	299,012	-	36,891	335,903
Total Financial Liabilities		-	-	299,012	-	998,845	1,297,857

There has been no change to the Company’s exposure to interest rate risk or the manner in which it manages and measures its risk in the current year.

An increase or decrease of 1% in interest rates at the reporting date would have the following increase/(decrease) effect on after tax loss and equity. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2012. The percentage change is based on the expected volatility of interest rates using market data and analysts forecasts.

	2013	2012
	$	$
+1% (100 basis points)	133,464	56,339
-1% (100 basis points)	(133,464)	(56,339)

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PRANA Biotechnology Limited ANNUAL REPORT 2013	Annual Financial Report

(b) Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company has no significant concentration of credit risk and it is not the Company’s policy to hedge credit risk.

The Company ensures that surplus cash is invested with financial institutions of appropriate credit worthiness and limits the amount of credit exposure to any one counter party.

There has been no significant change in the Company’s exposure to credit risk since the previous year. The carrying amount of the Company’s financial assets represent the maximum credit exposure.

(c) Liquidity Risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. The Company manages liquidity risk by maintaining sufficient bank balances to fund its operations.

Management monitors rolling forecasts of the Company’s liquidity reserve on the basis of expected cash flows.

Maturities of Financial Liabilities

			Between 12	Total
	Less than 6		months and	contracted	Carrying
	months	6-12 months	5 years	cash flows	amounts
2013
Trade and other payables	1,775,666	-	-	1,775,666	1,775,666
ADDF Convertible Promissory Note	-	819,479	-	819,479	819,479
Total	1,775,666	819,479	-	2,595,145	2,595,145
2012
Trade and other payables	961,954	-	-	961,954	961,954
ADDF Convertible Promissory Note	-	-	299,012	299,012	299,012
Total	961,954	-	299,012	1,260,966	1,260,966

(d) Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to maintain an optimal capital structure so as to maximise shareholder value. In order to maintain or achieve an optimal capital structure, the Company may issue new shares or reduce its capital, subject to the provisions of the Company’s constitution. The capital structure of the Company consists of equity attributed to equity holders of the Company, comprising contributed equity, accumulated losses and reserves disclosed in Notes 17, 18 and 19. By monitoring undiscounted cash flow forecasts and actual cash flows provided to the Board by the Company’s Management the Board monitors the need to raise additional equity from the equity markets.

(e) Fair Value Estimation

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective fair values determined in accordance with the accounting policies disclosed in Note 1.

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PRANA Biotechnology Limited ANNUAL REPORT 2013

Directors’ Declaration

The Directors of the Company declare that:

In the opinion of the Directors:

1.	the financial statements and notes, as set out on pages 37 to 70 are in accordance with the Corporations Act 2001 and:

a.	comply with Accounting Standards and the Corporations Regulations 2001; and

b.	give a true and fair view of the financial position as at 30 June 2013 and of the performance for the year ended on that date of the Company;

c.	the financial statements and notes also comply with International Financial Reporting Standards as disclosed in Note 1.

2.	in the Directors’ opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration has been made after receiving the declarations required to be made to the Directors in accordance with Section 295A of the Corporations Act 2011 for the financial year ended 30 June 2013.

Mr Geoffrey Kempler

Executive Chairman and Chief Executive Officer

Dated: This the 30th Day of August 2013.

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PRANA Biotechnology Limited ANNUAL REPORT 2013

Independent Auditor’s Report

Independent auditor's report to the members of

Prana Biotechnology Limited

Report on the financial report

We have audited the accompanying financial report of Prana Biotechnology Ltd. (the company), which comprises the statement of financial position as at 30 June 2013, and the statement of comprehensive income, statement of changes in equity and cash flow for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration for the Prana Biotechnology Limited group (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' responsibility for the financial report

The directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that the financial statements comply with International Financial Reporting Standards.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the consolidated entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

PricewaterhouseCoopers, ABN 52 780 433 757

Freshwater Place, 2 Southbank Boulevard, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001

T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

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PRANA Biotechnology Limited ANNUAL REPORT 2013	Independent Auditor's Report

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

Auditor's opinion

In our opinion:

(a)	the financial report of Prana Biotechnology Limited is in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the consolidated entity's financial position as at 30 June 2012 and of its performance for the year ended on that date; and

(ii)	complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and

(b)	the financial report and notes also comply with International Financial Reporting Standards as disclosed in Note 1.

Report on the Remuneration Report

We have audited the remuneration report included in the directors' report for the year ended 30 June 2013. The directors of the company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor's opinion

In our opinion, the remuneration report of Prana Biotechnology Limited for the year ended 30 June 2013, complies with section 300A of the Corporations Act 2001.

PricewaterhouseCoopers

Andrew Barlow	Melbourne
Partner	30 August 2013

73

PRANA Biotechnology Limited ANNUAL REPORT 2013

Shareholder Information

(As at 25 September 2013)

Ordinary Shares

407,406,001 fully paid ordinary shares are held by 3,178 individual shareholders

All ordinary shares carry one vote per share.

Options

1,984,065 unlisted options exercisable at $0.00 when the share price reaches $0.40 for 5 consecutive trading days, on or before 07 August 2014, are held by 8 individual shareholder

8,512,645 unlisted options exercisable at $0.225 on or before 24 March 2015, are held by 10 individual shareholders

1,418,756 unlisted options exercisable at $0.15 on or before 31 March 2014, are held by 4 individual shareholders

1,000,000 unlisted options exercisable at $0.25 on or before 19 December 2014, are held by 1 individual shareholder

1,508,237 unlisted options exercisable at $0.25 on or before 20 March 2017, are held by 11 individual shareholders

306,490 unlisted options exercisable at $0.66 on or before 4 August 2018, are held by 2 individual shareholders

9,000,000 unlisted options exercisable at $0.33 on or before 13 December 2017, are held by 6 individual shareholders

1,683,793 unlisted options exercisable at $0.37 on or before 25 June 2018, are held by 8 individual shareholders

612,397 unlisted warrants exercisable at $0.17 on or before 25 February 2016, are held by 1 individual shareholder

All options and warrants do not carry a right to vote. Voting rights will be attached to the unissued shares when the options and warrants have been exercised.

DISTRIBUTION OF HOLDERS IN EACH CLASS OF EQUITY SECURITIES	No. of Holders
1 - 1,000	385
1,001 - 5,000	1,055
5,001 - 10,000	546
10,001 - 100,000	999
100,001 - and over	193
Total number of shareholders	3,178
Unmarketable parcels	400

74

PRANA Biotechnology Limited ANNUAL REPORT 2013	Shareholder Information

TWENTY LARGEST HOLDERS OF QUOTED SECURITIES	Fully Paid Ordinary Shares
Shareholders	Number	%
1. NATIONAL NOMINEES LIMITED	230,445,579	56.56
2. MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LIMITED	18,241,237	4.48
3. JAGEN NOMINEES PTY LTD	15,140,923	3.72
4. BAYWICK PTY LTD	12,865,000	3.16
5. J P MORGAN NOMINEES AUSTRALIA LIMITED	12,853,828	3.16
6. LUJETA PTY LTD <THE MARGARET ACCOUNT>	5,000,000	1.23
7. HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	4,863,229	1.19
8. SANDHURST TRUSTEES LTD <JMFG CONSOL A/C>	4,429,857	1.09
9. MR JAMES V BABCOCK	3,980,263	0.98
10. NRB DEVELOPMENTS PTY LTD	2,970,000	0.73
11. NEUROTRANSMISSION PTY LTD	2,099,053	0.52
12. ROBERT & ARDIS JAMES FOUNDATION/C	1,826,024	0.45
13. JP MORGAN NOMINEES AUSTRALIA LIMITED <CASH INCOME A/C>	1,626,742	0.40
14. KEMPLER SUPER PTY LTD <LEON SUPER FUND A/C>	1,234,007	0.30
15. CITICORP NOMINEES PTY LIMITED	1,222,860	0.30
16. KHALON PTY LTD	1,070,000	0.26
17. MR ROBERT SMORGON + MRS VICKI SMORGON	1,000,000	0.25
18. CITOS PTY LTD <SUPERANNUATION A/C>	876,800	0.22
19. ZAYCHAN PTY LIMITED <LINEGAR SUPER FUND A/C>	750,000	0.18
20. UBS WEALTH MANAGEMENT AUSTRALIA NOMINEES PTY LTD	739,552	0.18
	323,234,954	79.34

UNQUOTED EQUITY SECURITIES HOLDINGS GREATER THAN 20%

There are no unquoted equity securities holding greater than 20%.

SUBSTANTIAL SHAREHOLDERS

There are no substantial shareholders who have notified the Company in accordance with Section 671B of the

Corporations Act.

SHAREHOLDER ENQUIRIES

Shareholders with enquiries about their shareholdings should contact the Share Registry:

Computershare Investor Services Pty Ltd

Yarra Falls, 452 Johnston Street

Abbotsford, Victoria, 3067, Australia

Telephone: 1300 85 05 05 (within Australia) + 61 3 9415 4000 (overseas)

Facsimile: + 61 3 9473 2500

Email: essential.registry@computershare.com.au

Website: www.computershare.com.au

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PRANA Biotechnology Limited ANNUAL REPORT 2013	Shareholder Information

CHANGE OF ADDRESS, CHANGE OF NAME, CONSOLIDATION OF SHAREHOLDINGS

Shareholders should contact the Share Registry to obtain details of the procedure required for any of these changes.

ANNUAL REPORT MAILING

Shareholders who wish to receive a hard copy of the Annual Financial Report should advise the Share Registry or the Company in writing. Alternatively, an electronic copy of the Annual Financial Report is available from www.asx.com.au or www.pranabio.com. All shareholders will continue to received all other shareholder information.

TAX FILE NUMBERS

It is important that Australian resident shareholders, including children, have their tax file number or exemption details noted by the Share Registry.

CHESS (Clearing House Electronic Subregister System)

Shareholders wishing to move to uncertified holdings under the Australian Securities Exchange CHESS system should contact their stockbroker.

UNCERTIFIED SHARE REGISTER

Shareholding statements are issued at the end of each month that there is a transaction that alters the balance of your holding.

WEBSITE

Shareholders wishing to access specific information about their holding can visit the Share Registry’s website at www. computershare.com.au

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PRANA Biotechnology Limited ANNUAL REPORT 2013

Corporate Directory

DIRECTORS

Mr Geoffrey Kempler

Executive Chairman and Chief Executive Officer

Mr Brian Meltzer

Non-Executive Independent Director

Dr George Mihaly

Non-Executive Independent Director

Mr Peter Marks

Non-Executive Independent Director

Mr Lawrence Gozlan

Non-Executive Independent Director

COMPANY SECRETARY

Mr Richard Revelins

AUDITORS

PricewaterhouseCoopers

Chartered Accountants

2 Southbank Boulevard

Southbank, Victoria, 3006, Australia

REGISTERED OFFICE

Suite 2, 1233 High Street

Armadale, Victoria 3143 Australia

Phone:   +61 3 9824 8166

Fax:       +61 3 9824 8161

SOLICITORS

Quinert Rodda & Associates

Level 19, 500 Collins Street

Melbourne, Victoria, 3000

PRINCIPAL PLACE OF BUSINESS

Level 2, 369 Royal Parade

Parkville, Victoria 3052 Australia

Phone:   +61 3 9349 4906

Fax:       +61 3 9348 0377

SHARE REGISTRY

Computershare Investor Services Pty Ltd

Yarra Falls, 452 Johnston Street

Abbotsford, Victoria, 3067, Australia

Telephone:    1300 85 05 05 (within Australia)

                        +61 3 9415 4000 (overseas)

Facsimile:       +61 3 9473 2500

Email:             essential.registry@computershare.com.au

Website:         www.computershare.com.au

SECURITIES QUOTED

Australian Securities Exchange

Code: PBT (Shares)

NASDAQ

(North American Dealers Automated Quotation)

Code: PRAN (ADRs)

WEBSITE

www.pranabio.com

77

Level 2, 369 Royal Parade

Parkville, Victoria 3052 Australia

Phone: + 61 3 9349 4906

Fax: + 61 3 9348 0377

Web: www.pranabio.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

October 1, 2013